EXECUTION VERSION

Exhibit 99.2
15 MAY 2019

(1) ESSA PHARMA INC. (2) REALM THERAPEUTICS PLC
IMPLEMENTATION AGREEMENT

COOLEY (UK) LLP, DASHWOOD, 69 OLD BROAD STREET, LONDON EC2M 1QS, UK
T: +44 (0) 20 7583 4055 F: +44 (0) 20 7785 9355 WWW.COOLEY.COM

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THIS AGREEMENT is made on 15 May 2019.
AMONG:

(1)
ESSA PHARMA INC., a company incorporated in British Columbia, Canada, and whose registered office is at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L3 (the “Bidder”); and

(2)
REALM THERAPEUTICS PLC, a public limited company incorporated in England and Wales (registered number 05789798), whose registered office is at Cannon Place, 78 Cannon Street, London EC4N 6AF, United Kingdom (the “Company”);

together referred to as the “parties” and each as a “party” to this agreement (the “Agreement”).
WHEREAS:

(A)	The parties each desire the Acquisition of the Company by the Bidder.

(B)	The Company Directors intend to recommend the Acquisition to the Company Shareholders.

(C)	The parties have agreed that the Acquisition will be implemented by means of a scheme of arrangement under Part 26 of the Act.

(D)	The Scheme will result in the Bidder acquiring the entire issued share capital of the Company.

(E)	The parties have agreed to take certain steps to implement the Acquisition and wish to enter into this Agreement to record their respective obligations relating to such matters.
IT IS AGREED:

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1.	Interpretation

1.1	In this Agreement, its Recitals and Schedules, each of the following expressions shall have the following meanings:

“Acceptable Confidentiality Agreement”	;
“Acquisition”
the acquisition by the Bidder of the entire issued and to be issued share capital of the Company for the Consideration, to be effected in accordance with this Agreement by means of the Scheme and shall, where the context so requires, include any subsequent revision, variation, extension or renewal thereof as agreed by the parties in writing;

“Acquisition Proposal”
any inquiry, proposal or offer from any person (other than the Bidder) relating to (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (A) 25 per cent. or more (based on the fair market value thereof, as reasonably determined by the Company Board) of the assets (including share capital of the Company’s subsidiaries) of the Company and its subsidiaries, taken as a whole, or (B) shares carrying 25 per cent. or more of the aggregate voting power and economic rights of the Company or (ii) any takeover offer, exchange offer, merger, consolidation, business combination, recapitalisation, liquidation, dissolution, share exchange or similar transaction involving the Company that, if consummated, would result in any person (or the shareholders of any person) owning, directly or indirectly, shares carrying 25 per cent. or more of the aggregate voting power and economic rights of the Company or the resulting direct or indirect parent of the Company, other than, in each case, the Acquisition;

“Act”	the UK Companies Act 2006 (including the schedules thereto);
“Action”	any legal, arbitral, administrative, regulatory or other action, charge, complaint, enquiry, litigation, inquiry, audit, examination, investigation or proceedings;
“Advisers”	;
“ADS”	;
“Affiliate”
with respect to any person, any other person directly or indirectly controlling, controlled by or under common control with such person (as used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise);

“Agent”	;
“Agreed Form”	in relation to any document, such document in the terms agreed among the parties as at the date of this Agreement, subject to any further changes as the parties may agree from time to time;
“Announcement”	;
“Anti-Corruption Laws”
the US Foreign Corrupt Practices Act of 1977, the US Anti-Kickback Act of 1986, the UK Bribery Act of 2012, the Anti-Bribery Laws of the People’s Republic of China and the Organisation for Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any applicable Law of similar effect, and the related regulations and published interpretations thereunder;

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“Articles”	;
“Assets”
Vashe® wound care royalty stream, an FDA 510(k)-cleared anti-itch hydrogel, which was formerly marketed as Aurstat™, hypochlorous acid (HOCI) related equipment, intellectual property (including know-how, patents and copyrights), program records, and certain assigned contracts and intellectual property licences and all other assets defined as such in the Assets Disposal Agreement;

“Assets Disposal”	the disposal of the Assets pursuant to the terms of the Assets Disposal Agreement;
“Assets Disposal Agreement”	;
“Benefit Plan”
each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA and all other employee benefit plans, programs, agreements and arrangements (whether oral or written, formal or informal, funded or unfunded) maintained for, available to or otherwise relating to any employees or former employees of the Company or the Bidder, as the context may require, or in respect of which the Company or the Bidder as applicable is obligated to contribute or in any way liable, whether or not insured and whether or not subject to any applicable Law, including bonus, deferred compensation, incentive compensation, share purchase, share appreciation, share option, severance and termination pay, hospitalization, health and other medical benefits, life and other insurance, dental, vision, legal, long-term and short-term disability, salary continuation, vacation, supplemental unemployment benefits, education assistance, profit-sharing, mortgage assistance, employee loan, employee assistance and pension, retirement and supplemental retirement plans, programs and agreements (including any defined benefit or defined contribution pension plan whether or not registered under applicable Law and any group registered retirement savings plan), except that the term “Benefit Plans” shall not include any statutory plans with which the Company or the Bidder as applicable is required to comply, including the Canada/Quebec Pension Plan and plans administered pursuant to applicable provincial health tax, workers’ compensation and workers’ safety and employment insurance legislation;

“Bidder Board”	the board of Bidder Directors from time to time;
“Bidder Common Shares”	the common shares without par value of the Bidder;
“Bidder Directors”	the directors of the Bidder from time to time;
“Bidder Group”	the Bidder and its subsidiaries and subsidiary undertakings from time to time;
“Bidder Information”	has the meaning given to it in Clauses 6.1 and 6.7;

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“Bidder Intellectual Property Rights”
any and all Intellectual Property Rights (i) owned or purported to be owned by the Bidder Group or (ii) licensed, or for which rights are otherwise granted or held for use, to the Bidder Group by a third party, including, but not limited to, the Licensed Intellectual Property Rights, the Owned Intellectual Property Rights, the Licensed Registered IP and the Owned Registered IP;

“Bidder Material Adverse Effect”	a Material Adverse Effect in respect of the Bidder or the Bidder Group, as applicable;
“Bidder Material Contract”	has the meaning given to it in Clause 11.2(w)(i);
“Bidder Public Documents”	has the meaning given to it in Clause 11.2(m)(i);
“Bidder Shareholders”	the holders of Bidder Common Shares from time to time;
“Blakes”	Blake, Cassels & Graydon LLP;
“Business Day”	a day (other than a Saturday, Sunday, public or bank holiday) on which banks are generally open for business in London, United Kingdom, New York, United States and Vancouver, British Columbia, Canada;
“BVF”	Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., Biotechnology Value Trading Fund OS, L.P., MSI BVF SPV, L.L.C., and Investment 10, L.L.C.;
“Change of Control Payment”	has the meaning given to it in Clause 11.1(q)(i)(D);
“Circular”
the circular to be issued by the Company to the Company Shareholders setting out, among other things, the terms and conditions of the Acquisition and the notice of the Court Meeting and the General Meeting;

“Code”	the U.S. Internal Revenue Code of 1986;
“Company Adverse Change Recommendation”	has the meaning given to it in Clause 9.4(a)(i);
“Company Board”	the board of Company Directors from time to time;
“Company Board Recommendation”
the unanimous recommendation of the Company Directors to the Company Shareholders to vote in favour of the Resolutions at the Court Meeting and the General Meeting (or, in the Announcement, the statement of their intention to make such recommendation);

“Company Directors”	the directors of the Company from time to time;
“Company Group”	the Company and its subsidiaries and subsidiary undertakings from time to time;
“Company Material Adverse Effect”	a Material Adverse Effect in respect of the Company or the Company Group, as applicable;
“Company Material Contract”	has the meaning given to it in Clause 11.1(q)(i);

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“Company Net Cash Amount”
in relation to the Company, cash, cash equivalents and short term investments, plus current AMT tax receivables in relation to the 2018 US federal income tax return of the Company that will result in an actual refund of cash Taxes, plus pre-paid expenses (including pre-paid rent and lease deposit, as applicable) which are either refundable or which have future value to the Bidder following Closing, less all liabilities including all of the Company’s costs incurred in relation to the Acquisition and the strategic review process, lease termination fees or a liability for future lease payments (if applicable), run-off D&O insurance premiums, annual subscription or maintenance fees for services performed prior to 30 June 2019, severance or notice payments and other employee-related termination costs all calculated in good faith on a US GAAP basis and irrespective of when paid, calculated as at the Effective Date;

“Company SEC Documents”	has the meaning given to it in Clause 11.1(i)(i);
“Company Shareholders”	the holders of Company Shares;
“Company Shares”	the ordinary shares of the Company with a nominal value of GBP 0.10 each; provided that, for the avoidance of doubt, “Company Shares” include ordinary shares of the Company represented by ADSs;
“Compensatory Payment”	a compensatory payment that may be payable by the Company to the Bidder pursuant to Clause 13.1 or by the Bidder to the Company pursuant to Clause 13.2, as applicable;
“Conditions”	the conditions to completion of the Acquisition set out in Appendix I to the Announcement;
“Confidentiality Agreement”	the confidentiality agreement entered into by the Bidder and the Company on 29 January 2019;
“Consideration”
the number of New Bidder Shares for each 1 Company Share calculated on the basis of the Exchange Ratio, to be issued to Company Shareholders on or within 5 Business Days of the Effective Date pursuant to the Scheme;

“Contract”
with respect to any person, any legally binding contract, agreement, lease, sublease, licence, commitment, sale or purchase order, indenture, note, bond, loan, mortgage, deed of trust, instrument or other arrangement, whether written or oral, express or implied, to which such person is a party or by which such person or such person’s properties or assets are bound;

“Cooley”	Cooley LLP and Cooley (UK) LLP;
“Court”	the High Court of Justice in England and Wales;
“Court Hearing”	the hearing of the Court at which the Company will seek an order sanctioning the Scheme pursuant to Part 26 of the Act;

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“Court Meeting”
the meeting of Company Shareholders (and any adjournment, postponement or reconvention thereof) to be convened by order of the Court pursuant to section 896 of the Act in order for the Company Shareholders to consider, and if thought fit approve, the Scheme;

“Court Order”	the order of the Court sanctioning the Scheme under section 899 of the Act;
“D&O Indemnified Parties”	has the meaning given to it in Clause 6.6(a);
“Depositary”	Citibank, N.A.;
“Deposit Agreement”	the agreement dated 3 July 2018 between the Company, the Depositary and the holders from time to time of ADSs issued thereunder;
“Determination Notice”	has the meaning given to it in Clause 9.4(b)(iii);
“EDGAR”	the Electronic Data Gathering, Analysis and Retrieval database of the SEC;
“Effective Date”	the date upon which the Scheme becomes effective in accordance with its terms;
“Employees”	the employees (including Company Directors) and other service providers of the Company;
“Environmental Law”
any applicable Law relating to pollution or protection of human health, worker health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials;

“Environmental Permit”	any Permit that is required by a Governmental Authority under any Environmental Law and necessary to the operation of the business of the Company Group;
“ERISA”	the U.S. Employee Retirement Income Security Act of 1974;
“Estimated Company Net Cash Amount Statement”	the statement in the Agreed Form as at the date of this Agreement setting out the estimated Company Net Cash Amount as at 30 June 2019 prepared on a US GAAP basis by the Company;
“Eversheds”	Eversheds Sutherland (International) LLP;
“Exchange Act”	the United States Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder;
“Exchange Ratio”	the exchange ratio calculated in accordance with Clause 2.2;
“Fasken”	Fasken Martineau DuMoulin LLP;
“FDA”	the US Food and Drug Administration;
“Federal Health Care Program”	has the meaning given to it in Clause 11.1(m)(iii);

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“Final Company Net Cash Amount Statement”
the statement prepared by the Company pursuant to Clause 2.2 setting out the Company Net Cash Amount calculated as to the Effective Date prepared on a US GAAP basis for the purposes of calculating the Exchange Ratio;

“Financial Adviser”
in relation to the Bidder, Oppenheimer & Co., Inc. and, in relation to the Company, MTS Health Partners, L.P., including (unless the context otherwise requires) directors, officers and employees thereof;

“GAAP”
(a) with respect to the Bidder, means generally accepted accounting principles as set forth in the CPA Canada Handbook - Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time; and (b) with respect to the Company, means US GAAP;

“General Meeting”
the general meeting of the Company Shareholders (including any adjournment, postponement or reconvention thereof) to be convened in connection with the Scheme in order for the Company Shareholders to consider, and if thought fit approve, certain matters in connection with the Scheme and the Acquisition, notice of which is to be set out in the Circular (including any adjournment, postponement or reconvention thereof);

“Governmental Authority”
any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, provincial, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, centre, organisation, unit or body and any court, arbitrator or other tribunal and includes for clarity and without limitation, TSXV and Nasdaq;

“Hazardous Materials”
any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mould, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste;

“Health Authority”	the Governmental Authorities which administer Health Laws including the FDA, the European Medicines Agency (EMA), Health Canada and other equivalent agencies in any jurisdiction;

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“Health Law”
any applicable Law of any Governmental Authority (including multi-country organisations) the purpose of which is to ensure the safety, efficacy and quality of medicinal and pharmaceutical products by regulating the research, development, manufacturing, processing, importation, exportation, marketing, advertising, labelling, storage, pricing and distribution of these products, including applicable Law relating to good laboratory practices, good clinical practices, investigational use, product marketing authorisation, manufacturing facilities compliance and approval, good manufacturing practices, labelling, advertising, promotional practices, safety surveillance, record keeping and filing of required reports;

“Health Submissions”	has the meaning given to it in Clause 11.2(r)(ii);
“HIPAA”
collectively: (a) the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), including its implementing rules and regulations with respect to privacy, security of health information, and transactions and code sets; (b) the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009); (c) the Omnibus Rule effective March 26, 2013 (78 Fed. Rg. 5566), and other implementing rules regulations at 45 CFR Parts 160 and 164; and (d) any federal, state and local laws regulating the privacy and/or security of individually identifiable information, in each case, as the same may be amended, modified or supplemented from time to time;

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“Indebtedness”
any and all (a) indebtedness for borrowed money, whether current or funded, secured or unsecured, including that evidenced by notes, bonds, debentures or other similar instruments (and including all outstanding principal, prepayment premiums, if any, and accrued interest, fees and expenses related thereto), (b) amounts owed with respect to drawn letters of credit, (c) cash overdrafts, (d) net obligations in respect of interest rate, currency or commodity swaps, collars, caps, hedges, futures Contract, forward Contract, options or other derivative instruments or arrangements, (e) obligations under conditional sale, title retention or similar agreements or arrangements creating an obligation with respect to the deferred purchase price of property, services, securities or assets with respect to which the Company Group is liable, primarily or secondarily, absolutely, contingently or otherwise, including all Company Group notes and “earn-out” payments, and (f) indebtedness secured by an Encumbrance on the Company Group’s assets or properties and (g) outstanding guarantees of obligations of the type described in (a) through (c) above;

“Indicative Timetable”	the indicative timetable set out in Schedule 1;

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“Intellectual Property Rights”
all rights, title, and interests in and to all intellectual property rights of every kind and nature however denominated, throughout the world, including: (a) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”); (b) trademarks, service marks, names, corporate names, trade names, domain names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolised by any of the foregoing (“Trademarks”); (c) copyrights and copyrightable subject matter (“Copyrights”); (d) rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing (“Software”); (e) trade secrets and all other confidential information, ideas, know-how, inventions, proprietary processes, formulae, models, and methodologies (“Trade Secrets”); (f) rights of publicity, privacy, and rights to personal information; (g) moral rights and rights of attribution and integrity; (h) domain names and social media accounts and handles; (i) all applications and registrations for the foregoing; and (j) all rights and remedies against past, present, and future infringement, misappropriation, or other violation thereof;

“Knowledge”
with respect to the Company, any matter within the knowledge, information or belief of either Alex Martin or Marella Thorell following due inquiry, and with respect to the Bidder, any matter within the knowledge, information or belief of David Parkinson, David Wood or Peter Virsik following due inquiry;

“Law”
any federal, state, provincial, local, municipal, foreign or other law, statute, constitution, resolution, ordinance, common law, code, edict, decree, guidance, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority and the rules, regulations, policies and requirements of each of Nasdaq and TSXV;

“Leased Real Property”	267 Great Valley Parkway, Malvern, Pennsylvania, 19355, US being the real property that is leased or subleased by the Company and its subsidiaries;

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“Liability”
any direct or indirect debt, liability, obligation, commitment, guaranty, claim, loss, damage, deficiency, fine, cost or expense of any kind or nature (in each case, including interest thereon), whether relating to payment, performance or otherwise, known or unknown, asserted or unasserted, fixed, absolute or contingent, joint or several, accrued or unaccrued, secured or unsecured, disclosed or undisclosed, liquidated or unliquidated, due or to become due, or determined, determinable or otherwise, asserted or not asserted, vested or unvested, or executory, whenever or however arising (including, whether or not required to be reflected or reserved against on the financial statements of the relevant person under US GAAP if applicable);

“Licensed Intellectual Property Rights”	has the meaning given to it in Clause 11.2(q)(i);
“Lien”
any mortgage, deed of trust, hypothecation, lien, licence, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of any property or asset, whether voluntarily incurred or arising by operation of law or otherwise, including any agreement to give or grant any of the foregoing. For the purposes of this Agreement, a person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital or other lease or other title retention agreement relating to such property or asset;

“Long Stop Date”	31 July 2019 or such later date as may be agreed pursuant to Clause 10.11 (if applicable) or as the Bidder and the Company may otherwise agree in writing;
“Matching Acquisition Proposal”	has the meaning given to it in Clause 9.4(b)(iii);
“Material Adverse Effect”
any state of facts, condition, development, circumstance, change, effect or event occurring on or after the date hereof which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on:

(a)    the condition (financial or otherwise), business, assets, liabilities or results of operations of the Company Group or the Bidder Group (as applicable), taken as a whole; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute or be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect:

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(i)    the payment of all reasonably incurred fees associated with the consummation of the Acquisition and the winding down of operations required to implement the Acquisition;
(ii)    changes in general economic conditions, or changes in securities, credit or other financial markets, in the United States or the UK, or conditions generally affecting the pharmaceutical or biotechnology industries;

(iii) acts of war, sabotage or terrorism or natural disasters or public health crises involving the United States or the UK;
(iv) changes of applicable Law or GAAP or the interpretation thereof;

(v)    any event arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with any change in, any applicable Law or GAAP (or interpretations of any applicable Law or GAAP), provided that such change is not at the relevant party’s discretion in a manner inconsistent with past practice;

(vi)    the announcement, pendency or consummation of this Agreement and the Acquisition, including the identity of, or the effect of any fact or circumstance relating to, the parties or any of their Affiliates or any communication by the parties or any of their Affiliates regarding plans, proposals or projections with respect to the parties or their employees;

(vii) the direct or indirect effects of:
(A) any breach by the other party of the terms of this Agreement;
(B) any action that the other party directs the relevant party to take in writing or to which the other party specifically consents in writing pursuant to this Agreement; or

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(C)    any action specifically required to be taken by the relevant party, or the failure of the relevant party to take any action that the relevant party is specifically prohibited by the terms of the Agreement from taking, to the extent the other party fails to give its timely consent thereto after a written request therefor pursuant to Clause 9.1 or 10.1 as applicable; and/or

(viii) any failure of the relevant party to meet any internal or public projections, forecasts, estimates of earnings or revenues, except,

(A)    in the case of paragraphs (i), (ii), (iii) and (iv), to the extent such changes or events disproportionately affect the relevant party relative to other participants in the industry in which the relevant party operates; and

(B)    the exceptions set forth in sub paragraphs (i) through (viii) shall not prevent or otherwise affect a determination that any fact, change, event, occurrence or effect underlying, or that may have contributed to, such decline or failure has resulted in or contributed to a Material Adverse Effect; and

(b) the ability of the relevant party to consummate the Acquisition on or before the Long Stop Date;
“Material Contract”	a Company Material Contract or a Bidder Material Contract;
“MI 61-101”	has the meaning given to it in Clause 11.2(t);
“Nasdaq”	the Nasdaq Capital Market;
“Nasdaq Approval”
verbal or email confirmation by Nasdaq that it has completed its review of the Bidder’s notification of listing of the New Bidder Shares in connection with the Acquisition and that Nasdaq has not rejected or expressed any objection to the listing of the New Bidder Shares;

“New Bidder Directors”	has the meaning given to it in Clause 6.13;
“New Bidder Shares”	the Bidder Common Shares to be issued as consideration pursuant to this Agreement and the Scheme;
“Offer Related Expenses”	all fees and expenses incurred by the Bidder in connection with the Acquisition, including the fees and expenses of its advisers;
“Owned Intellectual Property Rights”	has the meaning given to it in Clause 11.2(p)(ii);

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“Owned Registered IP”	has the meaning given to it in Clause 11.2(p)(i);
“Permits”
any certificates, permits, licences, franchises, approvals, new drug applications (NDAs), biologics licence applications (BLAs), investigational new drug applications (INDs), clinical trial applications (CTAs), concessions, qualifications, registrations, certifications, designations, and similar authorisations from any Governmental Authority (including any Health Authority);

“Permitted Liens”
(a) any Lien for Taxes that are not due and payable or the validity of which is being contested in good faith by appropriate proceedings; (b) any Lien representing the rights of customers, suppliers and subcontractors in the ordinary course of business consistent with past practice under the terms of any Contracts to which the relevant party hereto is a party or under general principles of commercial or government contract law (including mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business consistent with past practice); (c) in the case of any Contract, Liens that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract; (d) in the case of real property, Liens that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Liens incurred or suffered in the ordinary course of business consistent with past practice and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such real property or that are otherwise set forth on a title report; and (e) non-exclusive licences of or other grants of rights to use or obligations with respect to Intellectual Property Rights that accompany the sale of the Company’s or Bidder’s, as applicable, products or services in the ordinary course of business;

“Personal Information”	data and information concerning an identifiable natural person;
“Personnel”	in relation to any person, its board of directors and/or executive officers, members of their immediate families, related trusts and persons connected with them;
“Pre-Funded Warrants”	;

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“Pre-Funded Warrants Exercise Agreements”
the agreements in the Agreed Form between the Bidder and (i) Eventide Gilead Fund and Eventide Healthcare & Life Sciences Fund and (ii) BVF relating to the exercise of their Pre-Funded Warrants to be entered into on or around the date of this Agreement;

“Privacy Laws”
Laws relating to privacy, data security of Personal Information and/or electronic marketing including the EU Data Protection Directive (95/46/EC) (together with relevant national implementing legislation), the EU General Data Protection Regulation (2016/679) (together with relevant national implementing legislation, such as in the United Kingdom, the Data Protection Act 2018) and HIPAA;

“Privacy Policies”	has the meaning given to it in Clause 11.1(v);
“Proceedings”	has the meaning given to it in Clause 20.2;
“Process”
any operation that is performed upon Personal Information whether or not by automatic means, including the access, acquisition, collection, recording, organisation, storage, alteration, retrieval, consultation, use, processing, disclosure, combination, blocking, transfer, return or destruction, and “Processed” or “Processing” shall be construed accordingly;

“Realm Principal Shareholders”	OrbiMed Private Investments VI, L.P. and BVF Partners L.P.;
“Recall”	any material voluntary or involuntary recall, field correction, corrective action, suspension, seizure, detention, discontinuance or withdrawal from the market;
“Relevant Period”	the period between the date of this Agreement and the earlier to occur of: (i) the Effective Date, and (ii) the date of termination of this Agreement in accordance with Clause 12;
“Relevant Withdrawal Event”	has the meaning given to it in Clause 12.1(e);
“Representatives”	in relation to each party, its Financial Advisers, Advisers, directors, officers, employees, and consultants;
“Resolutions”	the resolutions of the Company Shareholders to be proposed at the Court Meeting and the General Meeting in order to approve the Scheme and certain other matters in connection with the Acquisition;
“Sanction Date”	the date that the Court sanctions the Scheme;
“Sarbanes-Oxley Act”	the Sarbanes-Oxley Act of 2001;
“Scheme”
the scheme of arrangement to be proposed under section 899 of the Act by the Company to the Company Shareholders to implement the Acquisition, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by the Bidder;

“Scheme Record Time”	the time and date to be specified as such in the Circular, expected to be 6:00 p.m. on the Business Day immediately preceding the Effective Date, or such other time as the parties may agree;
“SEC”	the United States Securities and Exchange Commission;

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“Section 3(a)(10) Exemption”	has the meaning given to it in Clause 2.8;
“Securities Act”	the United States Securities Act of 1933 and the rules and regulations promulgated thereunder;
“Securities Laws”
the Securities Act, the Exchange Act, the Securities Act (British Columbia), and all other applicable United States federal and state, and Canadian provincial and territorial, securities laws, rules, regulations, instruments and published policies thereunder;

“Security Breach”
any actual or suspected breach of security leading to the accidental or unlawful destruction, loss, theft, alteration, unauthorised disclosure, destruction of, access or damage to Personal Information Processed by the Company;

“Skadden”	Skadden, Arps, Slate, Meagher & Flom LLP;
“Superior Proposal”
any bona fide written Acquisition Proposal that if consummated would result in a person (or the shareholders of any person) owning, directly or indirectly, (a) 80 per cent. or more of the aggregate voting power and economic rights of the Company or the resulting direct or indirect parent of the Company or (b) all or substantially all of the assets (including share capital of the Company’s subsidiaries) of the Company and its subsidiaries, taken as a whole, (i) on terms which the Company Board determines, in good faith, after consultation with outside counsel and its Financial Adviser, would result in greater value to the Company Shareholders from a financial point of view than the Acquisition, including a price per Company Share with a value greater than 10 per cent. above the Consideration, after taking into account all of the terms and conditions of such Acquisition Proposal and this Agreement and (ii) that is reasonably likely to be completed relative to the Acquisition, taking into account all financial, regulatory, legal, timing and other aspects of such proposal;

“SVB”	Silicon Valley Bank, a California corporation;
“SVB Loan Agreement”	the loan and security agreement dated 18 November 2016 between SVB and the Bidder;
“Supplement”	has the meaning given to it in Clause 6.7;

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“Tax”
all forms of taxation and statutory, governmental, state, federal, provincial, local, foreign, government or municipal charges, fees, tolls, customs, duties, imposts, contributions, levies, withholdings, or liabilities or social security or national insurance contributions of any kind wherever chargeable and in any jurisdiction including net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, branch profits, profit share, licence, lease, service, service use, value added, withholding, payroll, employment, excise, estimated, severance, stamp, occupation, premium, property, windfall profits, wealth, net wealth, net worth, export and import fees and charges, registration fees, tonnage, vessel, or other taxes, charges, fees, duties, levies, tariffs, imposts, tolls, customs, or other tax (however denominated), whether disputed or not, imposed or required to be withheld by any Tax Authority; and any penalty, fine, surcharge, interest, inflationary adjustment or other additions to tax or other additional amounts imposed thereon, with respect thereto, or relating thereto, in all cases, wherever and whenever imposed and regardless of whether such taxes, penalties, charges, costs and interest are directly or primarily chargeable against or attributable to the Company or the Bidder, any member of the Company Group or the Bidder Group or any other person and regardless of whether the Company or the Bidder, any member of the Company Group or the Bidder Group or any other person has or may have any right of reimbursement against any other person;

“Tax Authority”
any government, state, province or municipality or any local, state, federal, provincial or other fiscal, revenue, customs or excise authority, body or official or other Governmental Authority in any jurisdiction having authority in the assessment, collection or administration of Tax;

“Tax Return”
any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, amended tax return, claim for refund or declaration of estimated Tax) required or permitted to be supplied to, or filed with, a Tax Authority in connection with the determination, assessment or collection of any Tax or the administration of any applicable Laws relating to any Tax;

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“Tax Sharing Agreement”
any existing agreement or arrangement (whether or not written) binding any member of the Company Group or the Bidder Group (as applicable) that provide for the allocation, apportionment, sharing or assignment of any Tax Liability or benefit, excluding, for the avoidance of doubt, any Contract entered into in the ordinary course of business and which does not relate primarily to Taxes;

“Total Consideration”	has the meaning given to it in Clause 2.1;
“Trading Day”	a day (other than a Saturday, Sunday, public or bank holiday) on which banks are generally open for business in New York, United States;
“Transaction Documents”	means this Agreement, the Announcement and the Confidentiality Agreement (and “Transaction Document” means any one of them);
“Transfer Taxes”	has the meaning given to it in Clause 14.2;
“Treasury Shares”	any Company Shares which are for the time being held by the Company as treasury shares (within the meaning of the Act);
“TSXV”	means the TSX Venture Exchange;
“TSXV Approval”	the approval of the Acquisition by TSXV;
“undertaking party”	has the meaning given to it in Clause 15.5;
“US GAAP”	United States generally accepted accounting principles;
“Voting Record Time”
in relation to the Court Meeting or General Meeting, as the context requires, the date and time to be specified in the Circular by reference to which entitlement to vote at the Court Meeting or General Meeting, as the case may be, will be determined; and

“VWAP”	the volume weighted average price.

1.2	In this Agreement:

(a)	the Recitals and Schedules form an integral part of this Agreement;

(b)	the headings are for convenience only and shall not affect its interpretation;

(c)	expressions used in this Agreement shall have the same meanings as in the Act, unless the context requires otherwise or they are otherwise defined in this Agreement;

(d)
a reference to the provisions of applicable Law includes a reference to any provision which from time to time amends, extends, consolidates or replaces that provision and any subordinate legislation, rule or regulation made under any such provisions;

(e)	words denoting the singular number shall include the plural, the masculine gender shall include the feminine gender and neuter, and vice versa;

(f)	references to Clauses, Sub-Clauses, Recitals and Schedules (and Paragraphs thereto) are, unless otherwise stated, to clauses of and recitals and schedules (and paragraphs thereto) to this Agreement;

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(g)	references to offer and takeover offer shall be construed in accordance with the Act;

(h)	references to a party means a party to this Agreement and a reference to parties means each of the parties to this Agreement;

(i)	the expressions holding company, subsidiary and subsidiary undertaking shall have the meaning given to them in the Act;

(j)
references to “USD”, “US dollars” or “$” shall mean the lawful currency of the United States of America and references to “GBP”, “pound sterling”, “pence” or “£” shall mean the lawful currency of the United Kingdom;

(k)
references to persons shall include individuals, corporations (wherever incorporated), unincorporated associations (including partnerships), trusts, any form of governmental body, agency or authority, and any other organisation of any nature (in each case, whether or not having separate legal personality);

(l)	references to a time of day are, unless expressly stated otherwise, to London time;

(m)	references to include and including, and variations thereof, shall be deemed to be followed by the words without limitation; and

(n)
a reference to any English legal term for any action, remedy, method or form of judicial proceeding, legal document, court or any other legal concept or matter will be deemed to include a reference to the corresponding or most similar legal term in any jurisdiction other than England, to the extent that such jurisdiction is relevant to the Acquisition or the terms of this Agreement.

1.3
In construing this Agreement, the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced or followed by the word other or including or in particular shall not be given a restrictive meaning because they are followed or preceded (as the case may be) by particular examples intended to fall within the meaning of the general words.

2.	Consideration

2.1
The Bidder represents, warrants and undertakes that on or within 5 Business Days following the Effective Date, in accordance with the procedures to be set out in the Circular, it will procure the issuance of the Consideration in accordance with this Clause 2 and in accordance with the terms of the Scheme to satisfy, in full, the consideration requirements under and in connection with the Acquisition (the “Total Consideration”).

2.2

(a)
Subject to Clauses 2.2(b) and 2.2(c) below, the number of New Bidder Shares to be issued as Consideration pursuant to this Agreement and the Scheme and the Exchange Ratio shall be calculated as follows:

(i)	an amount equal to 105% of the Company Net Cash Amount set out in the Final Company Net Cash Amount Statement shall be divided by US$3.189, being the

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VWAP of the Bidder Common Shares on Nasdaq for the 60 Trading Days prior to the date of this Agreement, to determine the aggregate number of New Bidder Shares; and

(ii)
the resulting number of New Bidder Shares in sub-Clause (i) shall be divided by 116,561,917, being the number of Company Shares in issue, to determine the fraction of a New Bidder Share to be issued for each 1 Company Share subject to the Scheme (the “Exchange Ratio”).

(b)
Notwithstanding the Company Net Cash Amount and the Exchange Ratio calculated pursuant to Clause 2.2(a), the maximum number of New Bidder Shares that can be issued as Consideration pursuant to this Agreement and the Scheme shall be 7,933,301 New Bidder Shares.

(c)
If the Company Net Cash Amount set out in the Final Company Net Cash Amount Statement is less than US$19,500,000 and the Bidder elects to waive the condition set out in paragraph B of Appendix I to the Announcement, then the Company Net Cash Amount for the purposes of the calculation in Clause 2.2(a) shall be deemed to be US$19,500,000, such that the minimum number of New Bidder Shares that can be issued as Consideration pursuant to this Agreement and the Scheme shall be 6,420,359 New Bidder Shares.

(d)
By way of illustration, if the Company Net Cash Amount set out in the Final Company Net Cash Amount Statement is equal to the Company Net Cash Amount set out in the Estimated Company Net Cash Amount Statement, the number of New Bidder Shares to be issued as Consideration pursuant to this Agreement will be 6,749,608 and the Exchange Ratio will be 0.05791 of a New Bidder Share for each 1 Company Share subject to the Scheme.

2.3	In relation to the Company Net Cash Amount:

(a)
on the date falling five days before the Court Hearing, the Company will deliver an updated draft Final Company Net Cash Amount Statement (on the same form as the Estimated Company Net Cash Amount Statement) to the Bidder calculated as to an Effective Date projected to occur on the Business Day falling immediately after the Court Hearing;

(b)
the Bidder will deliver notice of its acceptance of such draft Final Company Net Cash Amount Statement (an “Acceptance Notice”) or deliver notice of objection (an “Objection Notice”) in writing to the Company on or before the date falling one Business Day prior to the Court Hearing;

(c)
if the Bidder delivers an Acceptance Notice, or fails to deliver an Objection Notice within such time period, then the draft Final Company Net Cash Amount Statement shall be deemed the Final Company Net Cash Amount Statement for the purposes of determining the Exchange Ratio;

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(d)
if the Bidder delivers an Objection Notice within such time period, then (i) the Company shall instruct Counsel to postpone the Court Hearing to a date falling on or before the Long Stop Date and (ii) the parties shall seek to agree the Final Company Net Cash Amount Statement in good faith, acting reasonably, provided if the parties cannot agree on or before the date falling five Business Days prior to the postponed Court Hearing, then the Court Hearing shall be further postponed and the parties shall, subject to Clause 2.3(e), jointly engage an independent accountant from any of EY or PwC or such other independent account as may be agreed in writing between the parties (the “Independent Accountant”) to finally determine the Final Company Net Cash Amount Statement calculated as to an Effective Date projected to occur within one Business Day of the postponed Court Hearing;

(e)
In the event that the parties cannot agree the Final Company Net Cash Amount Statement, the parties will engage an Independent Accountant who will act as an expert and not an arbitrator. The Independent Accountant shall make all calculations in accordance with US GAAP and shall determine only those items remaining in dispute between Company and the Bidder. Each of the Company and the Bidder shall enter into a customary engagement letter with the Independent Accountant at the time such dispute is submitted to the Independent Accountant and otherwise reasonably cooperate with the Independent Accountant. The Independent Accountant shall be instructed to deliver to the Company and the Bidder a written determination of the disputed items within ten (10) Business Days of receipt of the disputed items, which determination shall be final and binding on the Parties and not subject to appeal, absent manifest error or fraud.  The fees and expenses of the Independent Accountant shall be borne:

(i)
in the event that the Independent Accountant makes a determination of the Final Company Net Cash Amount that differs from that set out in the Final Company Net Cash Amount Statement delivered by the Company to the Bidder by an amount equal to or less than US$50,000, by the Bidder; or

(ii)
in the event that the Independent Accountant makes a determination of the Final Company Net Cash Amount that differs from that set out in the Final Company Net Cash Amount Statement delivered by the Company to the Bidder by an amount greater than US$50,000, by the Company (through a deduction from the Company Net Cash Amount set out in the Final Company Net Cash Amount Statement); and

(f)	the Company Net Cash Amount as shown on the Final Company Net Cash Amount Statement shall be used to calculate the Exchange Ratio in accordance with Clause 2.2.

2.4
Fractions of New Bidder Shares shall not be allotted or issued to holders of Company Shares pursuant to the Scheme, and the aggregate number of New Bidder Shares to which a holder of Company Shares shall be entitled under Clause 2.2 shall be rounded down to the nearest whole number of New Bidder Shares. All fractions to which, but for this Clause 2.4, holders of Company Shares would have become entitled shall be aggregated and allotted and issued to a person appointed by the Bidder and sold in the market as soon as practicable after the Effective Date.

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The net proceeds of such sale (after the deduction of all expenses and commissions incurred in connection with such sale (including any amounts in respect of value added tax)) will be distributed by the Bidder in due proportions to the Company Shareholders who would otherwise have been entitled to fractions of New Bidder Shares. For the purposes of determining fractional entitlements, each member’s holding which is recorded in the register of members of the Company by reference to a separate designation at the Effective Date, whether in certificated or uncertificated form, shall be treated as a separate holding.

2.5
In the event that the Total Consideration is increased as a result of a Matching Acquisition Proposal, references in this Agreement to the Total Consideration and to the amount required to enable the Bidder to satisfy the Total Consideration in full shall be to the amount as so increased.

2.6
The Bidder shall procure that the New Bidder Shares to be issued to the Company Shareholders pursuant to the Scheme as Consideration shall be credited as fully paid and non-assessable shares which shall rank pari passu with the existing Bidder Common Shares then in issue.

2.7
The Bidder shall use all reasonable endeavours, with the good faith cooperation and assistance of the Company, pursuant to Clause 4.6, to procure that the New Bidder Shares to be issued to the Company Shareholders pursuant to the Scheme as Consideration be approved for listing on the TSXV and Nasdaq.

2.8
The parties shall use all reasonable endeavours to procure all New Bidder Shares to be issued to the Company Shareholders upon the Scheme becoming effective to be issued in reliance on the exemption from the registration requirements of the Securities Act under Section 3(a)(10) thereof (the “Section 3(a)(10) Exemption”) and in reliance on exemptions from registration under state “blue sky” or other applicable Securities Laws.

2.9
The Bidder further represents, warrants and undertakes that it will ensure that cash resources are, and will remain until the Effective Date, available to the Bidder sufficient to meet all the fees and expenses incurred by the Bidder in connection with the Acquisition, including without limitation, the Offer Related Expenses.

3.	Indicative Timetable
Each party shall use its reasonable endeavours to take all steps as are necessary to implement the Acquisition in accordance with the Announcement and the Indicative Timetable.

4.	Conditions
General

4.1
The obligation of the parties to complete the Scheme is subject to satisfaction or, where permitted or required under this Agreement, waiver of the Conditions by the Bidder or the Company, as applicable. The Bidder shall appear by counsel at the Court Hearing (either individually or jointly with the Company) to undertake to be bound by the Scheme following the satisfaction (or, where permitted or required under this Agreement, waiver by the Bidder or the Company, as applicable) of the Conditions.

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4.2	The parties undertake that by 9:00 a.m. on the date of the Court Hearing, each shall deliver a notice in writing to the other party confirming the satisfaction or waiver of

(a)	in relation to the Bidder, the Conditions set out in paragraphs C and E(ii) of Appendix I to the Announcement; or

(b)	in relation to the Company, the Conditions set out in paragraphs A(i) and A(ii)(A), B, D and E(i) of Appendix I to the Announcement,
and if either party cannot deliver notice of such satisfaction or waiver by 9:00a.m. on the date of the Court Hearing, then the Court Hearing date shall be postponed to a date falling before the Long Stop Date, and the undertakings set out in this Section 4.2(a) and (b) shall be repeated at such time.

4.3
The Bidder undertakes to the Company to keep the Company informed promptly of the progress towards satisfaction (or otherwise) of the Condition set out in paragraph C of Appendix I to the Announcement and, if the Bidder is, or becomes, aware of any matter which might reasonably be considered to be material in the context of the satisfaction or waiver of any of the Conditions, the Bidder will as soon as reasonably practicable make the substance of any such matter known to the Company and, so far as it is aware of the same, provide such details and further information as the Company may reasonably request, provided, that nothing in this Agreement shall oblige the Bidder to provide any information to the Company which (a) is personally identifiable information of a director, officer or employee of the Bidder or its subsidiary undertakings, except to the Company’s Advisers on an external counsel basis, or (b) the Bidder is not permitted to provide pursuant to applicable Law or contractual obligation (provided, that, the Bidder shall use reasonable endeavours to make substitute arrangements or permit such disclosure in a manner that would not violate such restrictions).

4.4
The Company undertakes to the Bidder to keep the Bidder informed promptly of it becoming aware of the occurrence or existence or any fact, event or circumstance that has had or would reasonably be expected to have a Company Material Adverse Effect or would cause or constitute a material breach of any representation, warranty, covenant or other agreement contained herein, provided, that nothing in this Agreement shall oblige the Company to provide any information to the Bidder which is (a) personally identifiable information of a director, officer or employee of the Company or its subsidiary undertakings, except to the Bidder’s Advisers on an external counsel basis, or (b) the Company is not permitted to provide pursuant to applicable Law or contractual obligation (provided, that, the Company shall use reasonable endeavours to make substitute arrangements or permit such disclosure in a manner that would not violate such restrictions).

4.5
The Bidder shall be responsible for contacting and corresponding with TSXV and the Nasdaq for the TSXV Approval and Nasdaq Approval for which the Bidder (either alone or jointly with the Company) is required to apply, including preparing and submitting all necessary filings, notifications and submissions as soon as reasonably practicable. The Bidder shall consult with the Company to the extent reasonably practicable and keep the Company updated as to progress towards obtaining such approvals, including by taking the steps set out in Clause 4.7.

4.6	The Company undertakes to cooperate in good faith with the Bidder in relation to the TSXV Approval and Nasdaq Approval for which the Bidder (either alone or jointly with the Company)

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is required to apply and to assist the Bidder in communicating with the TSXV and the Nasdaq in relation to such approvals (including by submitting any necessary filings, notifications and submissions as soon as reasonably practicable upon request by the Bidder) and promptly to provide such information and assistance to the Bidder as the Bidder may reasonably require for the purposes of obtaining any such approvals and for the purpose of making a submission, filing or notification to the TSXV or the Nasdaq in connection with any such approvals as soon as reasonably practicable.

4.7	Without prejudice to Clauses 4.5 and 4.6:

(a)
the Company undertakes to the Bidder to provide the Bidder, as promptly as reasonably practicable and in any event before any applicable deadline or due date, all such information as may be necessary or desirable for the purpose of obtaining the TSXV Approval and Nasdaq Approval and to provide all such other assistance as may reasonably be required by the Bidder in connection with obtaining the TSXV Approval and the Nasdaq Approval, including assistance in connection with such pre-notification contacts with the TSXV and the Nasdaq as the Bidder reasonably considers desirable;

(b)
subject to applicable Law, the Bidder undertakes to promptly notify the Company and provide copies of any significant communications with the TSXV and the Nasdaq in connection with obtaining the TSXV Approval and Nasdaq Approval, provided, that nothing in this Agreement shall oblige the Bidder to provide any information to the Company which is personally identifiable information of a director, officer or employee of the Bidder, except to the Company’s Advisers on an external counsel basis;

(c)
subject to applicable Law, the parties undertake to each other to use all reasonable endeavours to procure that each party and its Representatives are able to attend any significant meetings or hearings and participate in any substantive discussions with the TSXV and the Nasdaq in connection with obtaining the TSXV Approval and Nasdaq Approval; provided that the Bidder shall be permitted to take the lead in all joint meetings and communications with the TSXV and the Nasdaq in connection with the approvals; and

(d)
the Bidder shall use its reasonable endeavours, and take any and all steps necessary, to obtain the TSXV Approval and the Nasdaq Approval as soon as practicable and in any event, prior to the date of the Court Hearing as set out in the Indicative Timetable, or such later date as may be agreed between the parties in writing.

Company Net Cash Amount

4.8
This Agreement and the Acquisition contemplated hereunder is conditional upon, as set out in the Final Company Net Cash Amount Statement calculated as at an Effective Date falling one Business Date after the date of the Court Hearing, the Company having a minimum Company Net Cash Amount of USD 19,500,000. This condition shall be satisfied by (i) the determination of the Final Company Net Cash Amount Statement pursuant to Clause 2.2 and (ii) the filing of a witness statement by a director of the Company with the Court on the Business Day prior to the Court Hearing confirming that the Company Net Cash Amount is not less than USD 19,500,000.

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Bidder listings

4.9
This Agreement and the Acquisition contemplated hereunder is conditional upon, at the Business Day prior to the Court Hearing, (i) the listing of the New Bidder Shares having been conditionally approved by the TSXV, subject only to standard listing conditions, (ii) the Bidder having received the Nasdaq Approval and (iii) the Bidder Common Shares remaining listed for trading on TSXV and Nasdaq and neither exchange having provided a notice of delisting thereof or indicated an intention to delist the Bidder Common Shares.

Section 3(a)(10) Exemption

4.10
This Agreement and the Acquisition contemplated hereunder is conditional upon, at the Business Day prior to the Court Hearing, all of the requirements of the Section 3(a)(10) Exemption, other than those that would be satisfied by the occurrence of the Court Hearing and the sanction of the Scheme at the Court Hearing, being met.

4.11
The Company shall adjourn the Scheme to a date agreed with the Bidder to the extent that any of the Conditions (other than the Conditions set out in paragraph A(i) or A(ii) of the Conditions) have not been satisfied (or, where permitted or required under this Agreement, waived by the Bidder or the Company, as applicable) by 9:00 a.m. on the date set out in the Indicative Timetable for the Court Hearing. Such adjournments shall continue until the Long Stop Date at the request of the Bidder.

5.	Implementation of the Acquisition
Issue of Circular

5.1
Subject to Bidder discharging its obligations under Clause 6.1, the Company shall issue the Circular (by way of furnishing the Circular on Form 6-K to the SEC) as soon as reasonably practicable and in any event no later than 15 days after the date of this Agreement, or such later date as the parties agree in writing. The Company shall provide Bidder with reasonable opportunity to review the Circular prior to the furnishing of such Form 6-K to the SEC and the Company shall give reasonable consideration to all additions, deletions, or changes thereto suggested by the Bidder and disseminate such Circular to Company Shareholders as promptly as reasonably practicable following the Court hearing to convene the Scheme.

5.2	The conditions to the Scheme set out in the Circular shall be the same as the Conditions.

5.3	The Company will procure that the Circular includes the Company Board Recommendation.
Implementation of the Transaction

5.4
The Acquisition shall entail the acquisition by the Bidder of the entire issued and, to the extent issued in compliance with Clause 9.1(c)(iv), to be issued share capital of the Company by way of the Scheme.

5.5	The Bidder will undertake to be bound by the Scheme.

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5.6
The Company undertakes to use all reasonable endeavours to implement the Scheme in accordance with the terms of, and the timetable set out in, the Announcement and the Circular, and to consult with the Bidder in relation to such implementation. Subject to the terms and conditions of this Agreement, each party hereto shall use all reasonable endeavours to: (a) make all filings (if any) and give all notices (if any) required to be made or given by such party pursuant to any Material Contract in connection with the Acquisition; (b) seek any consent required to be obtained pursuant to any Material Contract by such party in connection with the Acquisition; and (c) seek to lift any restraint, injunction or other legal bar to the Acquisition brought by any third person against such party.

5.7
Save as otherwise permitted by Clause 9.3 of this Agreement, neither the Company nor the Bidder shall, and each shall procure that none of its subsidiaries or Representatives shall, knowingly take any action that may result in the Acquisition being frustrated or, in the case of the Company only, in Company Shareholders being denied the opportunity to decide on its merits.

6.	Documentation, Information and Undertakings

6.1
The Bidder undertakes to provide promptly to the Company all such information about itself, the Bidder Group and the Bidder Directors as may reasonably be requested by the Company for the purpose of inclusion in the Circular (“Bidder Information”) and to provide such other co-operation and assistance as may reasonably be required in connection with the preparation of the Circular provided that the Company submits, or procures the submission of drafts and revised drafts of the Circular to Bidder for review and considers its reasonable comments in relation thereto.

6.2	The Company undertakes to:

(a)
prior to the General Meeting and Court Meeting, provide the Bidder with a regular update of the number of proxy votes received in respect of the resolutions to be proposed at the General Meeting and the Court Meeting and promptly provide the Bidder with details of any material changes to the Company’s shareholder and other statutory registers which occur prior to the Effective Date;

(b)
inform, by its Counsel, the Court of the Bidder’s intention to rely on the Section 3(a)(10) Exemption in connection with the issuance of the New Bidder Shares to be issued as Consideration, and the intended use of the Court’s approval of the Acquisition as the basis for such exemption;

(c)
co-ordinate with the Bidder for the purpose of obtaining any Tax clearances that the Bidder may reasonably require to be obtained in connection with the Scheme and the Acquisition, to provide drafts of any such application for clearance and take into account the Bidder’s reasonable comments and not to despatch any application for such clearance without the prior written consent of the Bidder;

(d)
provide, and procure that each member of the Company Group provides, promptly to the Bidder and its Representatives such information, documentation and access to the management, employees, facilities and assets of the Company Group and its Advisers

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and independent auditors as is reasonably requested by the Bidder for the purposes of implementing the Acquisition, post-Acquisition planning and preparing or making any filing, notification or submission with a Tax Authority or Governmental Authority in connection with the Acquisition; and

(e)	take any action not otherwise contemplated under this Agreement and which is reasonably requested by the Bidder to implement the Acquisition.

6.3
The Bidder undertakes to notify the Company promptly of: (a) any changes in the information disclosed in any document or announcement published by the Bidder in connection with the Acquisition which are material in the context of that document or announcement; and (b) any material new information which may be relevant to a Company Shareholder in considering the merits of the Acquisition, and agrees that any such information may be published by the Company if (i) it determines that such disclosure is necessary to ensure that all Company Shareholders have sufficient information to consider the merits of the Acquisition and (ii) the Bidder has consented to the content and form of the disclosure (such consent not to be unreasonably withheld, conditioned or delayed).

6.4
None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Circular will, at the date it is first mailed to the Company Shareholders, or at the time of the General Meeting, contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements made therein not false or misleading in light of the circumstances under which they are made. The Circular will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. No representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by the Bidder for inclusion or incorporation by reference therein.

6.5
None of the information supplied or to be supplied by the Bidder for inclusion or incorporation by reference in the Circular will, at the date it is first mailed to the Company Shareholders, or at the time of the General Meeting, contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements made therein not false or misleading in light of the circumstances under which they are made. No representation is made by the Bidder with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

6.6	Directors’ and Officers’ Indemnification and Insurance

(a)
Prior to the Effective Date, the Company shall purchase and maintain an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage for any directors, managers and officers of the Company or any of its subsidiaries and any person who was a director, manager or officer of the Company or any of its subsidiaries in the six years prior to the Effective Date (the “D&O Indemnified Parties”) which shall provide such D&O Indemnified Parties with coverage for at least six years following the Effective Date on terms and in a form mutually acceptable to the Bidder and the Company.

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(b)
The rights of the D&O Indemnified Parties under this Clause 6.6 shall be in addition to any rights such D&O Indemnified Parties may have under the articles of association or other comparable organisational documents of the Company or any of its subsidiaries, or under any applicable Contracts as specifically identified in Schedule 3 or applicable Law.

6.7
If any supplemental circular, proxy statement (or related materials) or document is required to be published by the Company in connection with the Acquisition or, subject to the prior written consent of the Bidder, any variation or amendment to the Acquisition (a “Supplement”), the Bidder shall, as soon as reasonably practicable, provide such co-operation and information (including such information as is necessary for the Supplement to comply with all applicable legal and regulatory provisions) as may be required or reasonably requested by the Company in order to finalise the relevant Supplement (such information also being “Bidder Information”). The Company shall submit, or procure the submission of drafts and revised drafts of the Supplement to the Bidder in reasonable time for review and shall consider the Bidder’s reasonable comments in relation thereto.

6.8	Upon execution of this Agreement:

(a)	the Company will deliver to the Bidder an extract of the resolutions of the Company Directors pursuant to which the Acquisition was approved and the Company Board Recommendation was given; and

(b)	the Bidder will deliver to the Company an extract of the resolutions of the Bidder Directors pursuant to which the Acquisition was approved.

6.9	On the Effective Date, the Company shall deliver:

(a)
resignation letters and releases in favour of the Company or the relevant subsidiary of the Company from the directors of the members of the Company Group who are serving immediately prior to the Effective Date (other than Marella Thorell in respect of the Company); and

(b)	lock-up agreements from each of the Company Directors for a period of 90 days after the Effective Date.

6.10	On the Effective Date, the Company shall cause each subsidiary of the Company that is treated as a “domestic corporation” for US federal tax purposes to deliver to the Company and to the Bidder:

(a)
an executed certificate in form and substance reasonably satisfactory to the Bidder and in compliance with the requirements of US Treasury Regulations §§ 1.897-2(h) and 1.1445-2(c)(3), dated as of the Effective Date, certifying that such subsidiary of the Company is not and has not been a US real property holding corporation during the five-year period ending on the Effective Date; and

(b)	a copy of the notice of such certification to be sent to the U.S. Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2),

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together with written authorisation for each of the Company and the Bidder to deliver such notice and a copy of such certification to the U.S. Internal Revenue Service on behalf of the Company on the Bidder, as applicable, after the Effective Date.

6.11
At or immediately prior to the Effective Date (subject to the Effective Date taking place), the Company will procure that at a duly convened meeting of the Company Board (or a duly appointed committee thereof) it will be resolved that:

(a)	the Acquisition and the Scheme will be approved for registration at Companies House and in the Company’s shareholder and other statutory registers;

(b)	any resignations pursuant to Clause 6.9 will be approved;

(c)
any appointments of directors and/or secretary (if any) to the boards of the applicable members of the Company Group, the identity of whom the Bidder notifies the Company prior to the Effective Date, will be approved; and

(d)
the disposition of any Company Shares (including derivative securities) pursuant to the Acquisition by each individual who is subject to Section 16 as an officer or director of the Company under the Exchange Act will be exempt under Rule 16b-3 promulgated under the Exchange Act to the fullest extent available, as reasonably required under applicable Law.

6.12	On or prior to the Effective Date, the Bidder shall deliver resignation letters from two existing Bidder Directors, conditional upon the Effective Date taking place.

6.13
At least ten Business Days’ prior to the Effective Date, the Company shall deliver the names of three individuals it wishes to nominate as Bidder Directors (the “New Bidder Directors”) and the Bidder shall confirm such individuals are acceptable (acting reasonably), provided that if any such New Bidder Directors is not acceptable to the Bidder (acting reasonably), then the Bidder shall notify the Company as soon as practicable (and in any event within 5 (five) Business Days of the Company delivering the names of the New Bidder Directors to the Bidder) so as to allow the Company to deliver an alternate name of a New Bidder Director for nomination.

6.14
Within one Business Day of the Effective Date (subject to the Effective Date taking place), the Bidder will procure that at a duly convened meeting of the Bidder Board (or a duly appointed committee thereof) it will be resolved that:

(a)	the resignations of the two existing Bidder Directors referred to in Clause 6.12 will be approved; and

(b)	the Bidder Board will increase the number of Bidder Directors from eight to nine; and

(c)	the appointments of the New Bidder Directors will be approved.

7.	Announcement
The initial press releases relating to this Agreement shall be the Announcement issued by the Company (by way of a Form 6-K) and a press release issued by the Bidder and, except as

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required by Law, thereafter the Bidder and the Company shall consult with, and seek the written consent of, each other before issuing any further press release(s) or otherwise making any public statement with respect to the transactions contemplated by this Agreement, in each case prior to a Company Adverse Change Recommendation; provided that a party will not need to consult with, or seek the consent of, the other party, with respect to communications that are consistent with previous releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other party).

8.	Responsibility for Information and Standards of Care

8.1
The Bidder will procure that the Bidder Directors accept responsibility for all of the information in the Circular relating to the Bidder and other members of the Bidder Group and their respective Personnel.

8.2
The Company will procure that the Company Directors accept responsibility for their views set out in the Circular and all information in the Circular other than information for which responsibility is accepted by the Bidder Directors under Clause 8.1.

8.3	Each party acknowledges and agrees that:

(a)
each document, announcement or other information published, or statement made, from the date of this Agreement until the Effective Date must be prepared with the highest standards of care and accuracy;

(b)
the language used in such document, announcement or other information must clearly and concisely reflect the position being described and the information given must be adequately and fairly presented; and

(c)	these requirements apply whether the document, announcement or other information is published, or the statement is made, by the party concerned or by an adviser on its behalf.

8.4
Each party undertakes to use its reasonable endeavours not to make statements in relation to this Acquisition from the date of this Agreement until the Effective Date which, while not factually inaccurate, may be misleading or may create uncertainty in respect of the Acquisition.

9.	Company Conduct Pending Completion of the Acquisition

9.1
During the Relevant Period, except (a) as required or otherwise contemplated under this Agreement or as required by applicable Law; (b) with the written consent of the Bidder (which consent shall not be unreasonably withheld, conditioned or delayed); or (c) as set forth in Paragraph 2 of Part A of Schedule 3, the Company shall, and shall cause each of its subsidiaries to:

(a)	preserve intact its material assets (being, for the avoidance of doubt, its cash) and continue wind-down activities;

(b)	maintain the Company’s listing on the Nasdaq, to the extent practicable and commercially reasonable;

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(c)	not do any of the following:

(i)	authorise or pay any dividends on or make any distribution with respect to the outstanding shares of its share capital or awards (in cash or in kind), other than in accordance with this Agreement;

(ii)
repurchase, redeem, repay, reduce or otherwise reacquire any Company Shares or other equity interests, or any rights, warrants or options to acquire any of the Company Shares or other equity interests;

(iii)	create, split, combine, subdivide or reclassify any Company Shares or other equity interests;

(iv)
issue, grant or sell or otherwise dispose of any additional shares of, or other equity interests in, the Company or any of its subsidiaries, or securities convertible into or exchangeable for such shares or equity interests or issue or grant any options, warrants, calls, subscription rights or other rights of any kind to acquire such shares, other equity interests or securities;

(v)
amend or permit the adoption of any amendment to its Articles or other charter or organisational documents other than an amendment required in order to implement the Acquisition in accordance with the terms of the Scheme; provided that in the event that the Effective Date does not occur by 30 June 2019, as provided for in the Circular or in the notice of the Company’s annual general meeting for 2019, the Company may amend its Articles ahead of such date to provide for a quorum of not less than one-third of the Company Shares for any meeting of Company Shareholders to comply with the relevant requirements of Nasdaq;

(vi)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any person or other business organisation or division thereof, or any properties or assets;

(vii)	(i) incur or guarantee any Indebtedness or (ii) make any loans, capital contributions or advances to any person, other than to a wholly owned subsidiary of the Company;

(viii)	make, incur or authorise any capital expenditure (except for capital expenditures that do not exceed USD 10,000 in the aggregate);

(ix)
other than the lease in respect of the Leased Property (provided that the Company shall keep the Bidder informed promptly of any and all developments in relation to the amendment, modification, sublease or termination of such lease), (i) amend or modify in any material respect, or waive any material rights under or cancel, fail to renew, voluntarily terminate, or assign any Company Material Contract; or (ii) enter into any Contract which if entered into prior to the date hereof would have been a Company Material Contract;

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(x)
except with respect to Tax matters (which shall be governed by Clause 9.1(c)(xxii)) or with respect to any dispute relating to this Agreement, commence any new litigation; or enter into any settlement, release, waiver or compromise of any pending or threatened litigation;

(xi)
other than in respect of the cancellation of any outstanding options to purchase Company Shares, establish, adopt, enter into, amend or terminate any Benefit Plan or any plan, scheme, program, policy, agreement or arrangement that would be a Benefit Plan if it were in effect on the date of this Agreement, except as otherwise permitted by Clause 9.1(c)(iv) above or Clause 9.1(c)(xii) below;

(xii)
grant, increase, or pay any bonus, incentive, change in control, retention, severance, or termination payment or benefit, or increase the base compensation, cash bonus opportunity or other compensation of, or accelerate the vesting or payment of any payment or benefit payable to, any current or former employee, director or individual independent contractor of the Company or any of its subsidiaries, except to the extent required by applicable Law or required in accordance with the terms of a Benefit Plan as in effect on the date of this Agreement;

(xiii)	hire, engage, promote or terminate the employment or engagement of (other than for cause) any employee, director or individual independent contractor;

(xiv)	enter into any collective bargaining agreement or other agreement or understanding with any labour organisation;

(xv)	adopt or implement any stockholder rights plan or similar arrangement;

(xvi)	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalisation or other reorganisation of the Company or any of its subsidiaries;

(xvii)	enter into any new line of business;

(xviii)
sell, assign, lease, mortgage, pledge, encumber, transfer of dispose of any of its material assets, except for the sale or other reduction of inventory in the ordinary course of business or the sublease of the Leased Property or termination of the lease of the Leased Property (provided that the Company shall keep the Bidder informed promptly of any and all developments in relation to the amendment, modification, sublease or termination of such lease);

(xix)	fail to maintain any of its material insurance policies in effect as of the date of this Agreement, other than renewals or replacement of such policies with comparable coverage;

(xx)	enter into any transaction with any Company Shareholder (legally enforceable or not) save, for the avoidance of doubt, this Agreement and the other Transaction Documents;

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(xxi)
make or adopt any change in its accounting methods, principles, practices policies or procedures, except as required by a concurrent change in US GAAP, including without limitation, any change in depreciation or amortisation policies or rates;

(xxii)
make or change any Tax election, change an annual accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company Group, surrender any right to claim a refund of Taxes, consent to any extension of waiver of the limitation period applicable to any Tax claim or assessment relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action is outside of the ordinary course of business and would have the effect of materially increasing the Tax liability of the Company Group for any period or materially decreasing any Tax attribute of the Company Group; or

(xxiii)	authorise any of, or agree or commit to take, any of the actions described in the foregoing Sub-Clauses (i) through (xxii) of this Clause 9.1.

9.2
One Business Day prior to the Effective Date, the Company will deliver to the Bidder a certificate signed by an authorized officer of the Company, certifying that, as at the date thereof, the representations and warranties set out in Clause 11.1 are true and correct in all material respects.

9.3	No Solicitation:

(a)
Except as expressly permitted by this Clause 9.3, during the Relevant Period the Company and its subsidiaries shall not, directly or indirectly, and shall use their reasonable endeavours to cause their Representatives not to:

(i)
continue, and shall procure the termination of, any solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to an Acquisition Proposal and the Company confirms that other than as required to comply with the terms of the Asset Disposal Agreement, it has (i) terminated access to all other third parties other than the Bidder and its Representatives to any data room containing confidential information of the Company and (ii) requested the return or destruction of all confidential information provided to third parties prior to the date hereof that have, since 1 September 2018 entered into confidentiality agreement with the Company relating to a possible Acquisition Proposal;

(ii)

(A)
solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

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(B)
engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with, or for the purpose of soliciting or knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or

(C)
enter into any term sheet, letter of intent, implementation agreement, co-operation agreement, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or

(iii)	waive or release any person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other Contract.

(b)
If at any time during the Relevant Period, the Company or any of its subsidiaries or any of its or their Representatives receives an unsolicited bona fide written Acquisition Proposal from any person, which Acquisition Proposal was made or renewed on or after the date of this Agreement and did not result from a breach of Clause 9.3(a),

(i)	after providing notice to the Bidder pursuant to Clause 9.3(c), the Company and its Representatives may contact such person solely to clarify the terms and conditions thereof; and

(ii)
if the Company Board determines in good faith, after consultation with its Financial Adviser and outside legal counsel, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and the failure to take such action would be in breach of their fiduciary duties or would violate their obligations under the Act, then the Company and its Representatives may:

(A)
furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its subsidiaries to the person who has made such Acquisition Proposal; provided that the Company shall, as promptly as practicable (and in any event within 24 hours), provide to the Bidder any non-public information concerning the Company and its subsidiaries that is provided to any person pursuant to this Clause 9.3(b) to the extent access to such information was not previously provided to the Bidder or its Representatives; and

(B)
engage in or otherwise participate in discussions or negotiations with the person making such Acquisition Proposal for so long as the Company and its Representatives reasonably believe it may lead to a Superior Proposal.

(c)	During the Relevant Period, the Company shall: (i) promptly (and in any event within 24 hours) notify the Bidder if any inquiries, proposals or offers with respect to an Acquisition

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Proposal are received by the Company or its subsidiaries, or if the Company is notified of any inquiries, proposals or offers with respect to an Acquisition Proposal delivered to its or their Representatives, including the identity of any third party that makes such an inquiry, proposal or offer, and provide to the Bidder a copy of any written Acquisition Proposal (including any proposed term sheet, letter of intent, implementation agreement, co-operation agreement, acquisition agreement or similar agreement with respect thereto) and a summary of any material unwritten terms and conditions thereof; (ii) keep the Bidder reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal permitted by this Agreement on a prompt basis (and in any event within 24 hours of such material development, discussion or negotiation); and (iii) to respond promptly to any reasonable requests made by the Bidder in light of such information.

(d)
Nothing in this Clause 9.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the Company Shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, including any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or (ii) making any disclosure to the Company Shareholders that is required by applicable Law; provided that any such disclosure (other than a “stop, look and listen” communication made in compliance with Rule 14d-9(f)) will be deemed to be a Company Adverse Change Recommendation unless the Company Board expressly reaffirms the Company Board Recommendation in such disclosure; provided further that this Clause 9.3(d) will not be deemed to permit the Company Board to make a Company Adverse Change Recommendation, except to the extent permitted by Clause 9.4(b).

(e)
The Company agrees that in the event any of its subsidiaries or any Representative of the Company or its subsidiaries takes any action which, if taken by the Company, would constitute a breach of this Clause 9.3, the Company shall be deemed to be in breach of this Clause 9.3.

9.4	Company Board Recommendation:

(a)	Subject to Clause 9.4(b), the Company Board shall not:

(i)
(A) withdraw (or modify in a manner adverse to the Bidder), or publicly propose to withdraw (or modify in a manner adverse to the Bidder), the Company Board Recommendation; or (B) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal (any action described in this Clause 9.4(a)(i) being referred to as a “Company Adverse Change Recommendation”); or

(ii)
approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow the Company to execute or enter into any Contract with respect to any Acquisition Proposal, requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Acquisition (other than an Acceptable Confidentiality Agreement).

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(b)
Notwithstanding anything to the contrary contained in this Agreement, at any time during the Relevant Period, if the Company or any of its subsidiaries has received a bona fide written Acquisition Proposal, which did not result from a breach of Clause 9.3(a) from any person that has not been withdrawn, and after consultation with its Financial Advisers and outside legal counsel the Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Proposal,

(i)	the Company Board may make a Company Adverse Change Recommendation; and/or

(ii)	the Company may, subject to Clause 13, terminate this Agreement pursuant to Clause 12.1(b), and implement such Superior Proposal, in both cases, if and only if:

(iii)
the Company has given the Bidder prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminating this Agreement pursuant to Clause 12.1(b) at least four (4) Business Days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice and any public disclosure thereof that is required by Law shall not constitute a Company Adverse Change Recommendation or termination) and the Bidder has not elected during such four (4) Business Day period to negotiate in good faith with respect to any revisions to the terms of the Acquisition or another proposal to the extent proposed by the Bidder so that the terms proposed by the Bidder are at least as favourable as the competing Acquisition Proposal (the Bidder’s revised Acquisition Proposal, being the “Matching Acquisition Proposal”); and

(iv)
(A) the Company has provided to the Bidder information with respect to such Acquisition Proposal in accordance with Clause 9.3; and (B) after giving effect to the proposals made by the Bidder during such period (other than a Matching Acquisition Proposal), if any, after consultation with financial advisers or outside legal counsel, the Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Proposal.

Issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) shall not be considered a Company Adverse Change Recommendation and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this Clause 9.4(b).

9.5
If the Bidder delivers a Matching Acquisition Proposal pursuant to Clause 9.4(b), the Company Board shall deliver a revised Company Board Recommendation in respect of the Bidder’s Matching Acquisition Proposal, and the terms of this Agreement shall apply mutatis mutandis.

9.6
Unless such Acquisition Proposal as is referred to in Clause 9.4(b) proposes a further Superior Proposal within four (4) Business Days of a Matching Acquisition Proposal, then within such four (4) Business Day period, the Company shall, and shall procure (so far as within its power) its Affiliates and Representatives to, terminate all discussions with such party.

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9.7
The provisions of Clause 9.4(b) shall also apply to any material amendment to any Acquisition Proposal or any Matching Acquisition Proposal and require a new Determination Notice, except that the references to four (4) Business Days shall be deemed to be three (3) Business Days.

Transaction Litigation

9.8
The Company shall as soon as reasonably practicable notify the Bidder in writing (and shall thereafter keep the Bidder informed on a current basis with respect to), and shall give the Bidder the opportunity to participate in the defence and settlement of any litigation related to the Acquisition or related transactions, including the right to review and comment on all filings and responses to be made by the Company and to attend any negotiations and discussions with third parties related thereto. The Company shall not agree to settle any such litigations without the Bidder’s prior written consent.

Nasdaq; Post-Closing SEC Reports; Termination of Deposit Agreement

9.9
During the Relevant Period, the Company shall cooperate with the Bidder and use reasonable endeavours to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Laws (including the payment of any fees due to the Depositary prior to or in connection with the termination of the Company’s ADS program pursuant to the terms of the Deposit Agreement) to enable the delisting by the Company of the Company Shares from Nasdaq and the deregistration of the Company Shares in accordance with the Exchange Act promptly after the Effective Date. As soon as reasonably practicable after the Effective Date, the Company shall provide notice to the Depositary to terminate the Deposit Agreement.

Enforceability of Undertakings

9.10
The parties further agree that, without prejudice to any other remedy which may be available to the Bidder, the Bidder shall be entitled to seek injunctive or other equitable relief in relation to any breach or prospective breach of the undertakings in Clause 9, it being acknowledged that an award of damages may not be an adequate remedy for such a breach.

9.11
The Company agrees with the Bidder to procure that its subsidiaries and each of its and their respective Representatives is made aware of and complies with each of the undertakings contained in Clause 9.

10.	Bidder Conduct Pending Completion of the Acquisition

10.1
During the Relevant Period, except (a) as required or otherwise contemplated under this Agreement or as required by applicable Law; (b) with the written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed); or (c) as set forth in Paragraph 1 of Part B of Schedule 3:

(a)
the Bidder shall, and shall cause each of its subsidiaries to (i) conduct the business in the ordinary course, preserve intact its material assets and business organisation and maintain its advantageous relationships with patients, material suppliers, material distributors and regulators; and (ii) not do any of the following:

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(i)	authorise or pay any dividends on or make any distribution with respect to the outstanding shares of its share capital (in cash or in kind);

(ii)	repurchase, redeem, repay, reduce or otherwise reacquire any Bidder Common Shares or other equity interests;

(iii)	create, split, combine, subdivide or reclassify any Bidder Common Shares or other equity interests;

(iv)
acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any person or other business organisation or division thereof or, other than in the ordinary course of business consistent with past practices and in an amount that does not exceed USD 300,000, any properties or assets;

(v)
(i) incur or guarantee any Indebtedness or (ii) make any loans, capital contributions or advances to any Person, other than to a wholly owned subsidiary of the Bidder, except in each case in an amount that does not exceed USD 300,000;

(vi)	make, incur or authorise any capital expenditure (except for capital expenditures that do not exceed USD 300,000);

(vii)	commence any new litigation involving claims for money damages in excess of USD 300,000; or enter into any material settlement, release, waiver or compromise of any pending or threatened litigation;

(viii)	enter into any collective bargaining agreement or other agreement or understanding with any labour organisation;

(ix)	adopt or implement any stockholder rights plan or similar arrangement;

(x)	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalisation or other reorganisation of the Bidder or any of its subsidiaries;

(xi)	enter into any new line of business that is not reasonably related to the business of the Bidder and its subsidiaries as of the date hereof;

(xii)	sell, assign, lease, mortgage, pledge, encumber, transfer of dispose of any of its material assets, except for the sale or other reduction of inventory in the ordinary course of business;

(xiii)	fail to maintain any of its material insurance policies in effect as of the date of this Agreement, other than renewals or replacement of such policies with comparable coverage;

(xiv)	make or adopt any change in its accounting methods, principles, practices policies or procedures, except as required by a concurrent change in GAAP,

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including without limitation, any change in depreciation or amortisation policies or rates; or

(xv)
make or change any Tax election, change an annual accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Bidder Group, surrender any right to claim a refund of Taxes, consent to any extension of waiver of the limitation period applicable to any Tax claim or assessment relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action is outside of the ordinary course of business and would have the effect of materially increasing the Tax liability of the Bidder Group for any period or materially decreasing any Tax attribute of the Bidder Group.

10.2
During the Relevant Period, except (a) with the written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed); or (b) as set forth in Paragraph 2 of Part B of Schedule 3, the Bidder shall not, issue, grant or sell or otherwise dispose of any additional shares of, or other equity interests in, the Bidder or any of its subsidiaries, or securities convertible into or exchangeable for such shares or equity interests or issue or grant any options, warrants, calls, subscription rights or other rights of any kind to acquire such shares, other equity interests or securities on terms which, when taken as a whole, can reasonably be considered to be more economically favourable to the person to whom such securities are to be issued than those on which the New Bidder Shares are to be issued under the Scheme.

10.3
The Bidder has delivered accurate and complete executed copies of the Pre-Funded Warrant Exercise Agreements to the Company on or around the date of this Agreement and shall use reasonable endeavours to procure that the Pre-Funded Warrants are exercised on or prior to the Business Day prior to the Court Hearing, including by enforcing all of its rights expressly set out in the Pre-Funded Warrants Exercise Agreements.

10.4
The Bidder shall use reasonable endeavours to ensure that the New Bidder Directors are nominated at the next annual general meeting of the Bidder Shareholders, anticipated to be held on or around June 2020.

10.5
One Business Day prior to the Effective Date, the Bidder will deliver to the Company a certificate signed by an authorized officer of the Bidder, certifying that, as at the date thereof, the representations and warranties set out in Clause 11.2 are true and correct in all material respects.

10.6
The Bidder currently satisfies and, from the date of this Agreement until the day falling on the first anniversary of this Effective Date, the Bidder covenants to continue to satisfy the current public information requirements of Rule 144(c)(1) promulgated under the Securities Act.

10.7
Upon receipt by the Bidder within two (2) calendar weeks (the “Request Period”) from the issuance of the Circular of a written notice from a Realm Principal Shareholder requesting that the Bidder prepare and file with the SEC a registration statement covering resales, from time to time, pursuant to Rule 415 under the Securities Act of the New Bidder Shares beneficially owned by such Realm Principal Shareholder and its affiliates pursuant to the Scheme (a “Resale Registration Statement”), the Bidder shall use commercially reasonable endeavours to file a

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Resale Registration Statement with the SEC as soon as practicable following the expiration of the Request Period and use commercially reasonable endeavours to have such Resale Registration Statement declared effective by the SEC as soon as practicable following the Effective Date. The Company shall use commercially reasonable endeavours to assist and cooperate with the preparation and filing of the Resale Registration Statement, including with respect to the preparation and inclusion of financial statements and pro forma financial information, as required. The Bidder shall use commercially reasonable endeavours to keep the Resale Registration Statement continuously effective from the time of its effectiveness through the date that is the earlier of (i) two (2) years following the Effective Date; (ii) the date that all such New Bidder Shares have been sold; or (iii) the date that all such New Bidder Shares are freely re-saleable on the Nasdaq without limitation as to volume or manner of sale. The Bidder shall be responsible for all costs related to the filing and effectiveness of the Resale Registration Statement, other than any discounts or selling commissions incurred by the Realm Principal Shareholders or the legal, accounting or other professional or advisory fees of the Company or the Realm Principal Shareholders relating to the preparation and filing of the Registration Statement.

10.8
The Bidder shall cause the New Bidder Shares to be issued by the Bidder to Company Shareholders under Clause 2.1 to be issued free of any restrictive legends and take any such actions as may be required to ensure that they are freely tradeable as of, or within five Business Days’ of, the Effective Date in the United States without restriction, including as to volume and manner of sale (other than with respect to New Bidder Shares issued to a person who is an affiliate (as defined in Rule 405 under the Securities Act) of the Company or the Bidder prior to the Effective Date or will be an affiliate of the Bidder after the Effective Date).

10.9
For the taxable year that includes the Effective Date and for the following 5 taxable years, the Bidder shall use commercially reasonable efforts to provide its shareholders with a “PFIC Annual Information Statement” that meets the requirements of Section 1295 of the Code (and the applicable United States Treasury Regulation) as needed to allow a shareholder of Bidder to make and maintain a “Qualified Electing Fund” election in accordance with Section 1295 of the Code (and the applicable United States Treasury Regulation).

10.10
The Bidder will use commercially reasonable endeavours on or before 1 March 2020 to determine whether the Scheme qualified as a transaction described in Section 351 of the Code, provided that, for the avoidance of doubt, commercially reasonable endeavours shall not include obtaining an opinion of outside counsel or other written advice from an outside advisor. The Bidder intends to post IRS Form 8937 to the investor relations section of its website in the case that it determines that the Acquisition is likely to be treated as a Section 351 exchange.

10.11
If any requirement for Bidder shareholder approval shall arise pursuant to applicable law or the rules of Nasdaq and/or the TSXV, the Bidder undertakes to exercise all reasonable efforts to procure such shareholder approval as soon as reasonably practicable and the parties agree to extend the Long Stop Date as may be required to accommodate such shareholder approval process (provided that the Long Stop Date shall not be extended beyond 31 August 2019).

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10.12
The Bidder shall use all reasonable endeavors to procure that SVB shall give its consent to the Scheme as required under the SVB Loan Agreement as soon as reasonably practicable and, in any event, prior to the Court Meeting.

11.	Representations and Warranties

11.1	The Company represents and warrants to the Bidder that:

(a)
Corporate Existence and Power: the Company is a public company limited by shares duly incorporated and validly existing under the laws of England and Wales and has all corporate power to carry on its business as now conducted. Each of the Company’s subsidiaries has all corporate powers to carry on its business as now conducted;

(b)
Subsidiaries: each of the subsidiaries of the Company has been duly incorporated and is validly existing and in good standing under the laws of the jurisdiction of its incorporation (in the case of good standing, to the extent such jurisdiction recognises such concept). The Company owns beneficially and of record all of the equity interests of its subsidiaries, free and clear of all Liens. All the issued and outstanding shares, share capital or other equity interests of, or ownership interests in, each of the Company’s subsidiaries, have been duly authorised and validly issued and are fully paid and non-assessable;

(c)
Organisational Documents: the Company has delivered or made available to the Bidder accurate and complete copies of the Articles of the Company and the equivalent organisational documents of each of its subsidiaries, including all amendments thereto, as in effect on the date of this Agreement;

(d)
Corporate Authorisation: the Company has the requisite power and authority to enter into and perform its obligations under this Agreement in accordance with the terms hereof. The execution and delivery of this Agreement have been duly and validly authorised by the Company Board;

(e)
Binding Obligations: assuming due authorisation, execution and delivery by the Bidder, this Agreement constitutes the legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar laws affecting creditors’ rights generally and by general principles of equity;

(f)
Governmental Authorisation: the execution, delivery and performance by Company of this Agreement and the consummation by the Company of the Acquisition requires no action by or in respect of, or filing with, any Governmental Authority or any stock market or stock exchange on which Company Shares are listed for trading in connection with the execution and delivery of this Agreement or the Company’s and its subsidiaries’ performance of their obligations hereunder or the consummation of the Acquisition and the other transactions contemplated by the Circular other than: (a) compliance with the provisions of the Act; (b) compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Acquisition and the other transactions contemplated by this Agreement;

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or (c) such other actions, authorisations, consents, approvals or filings, the absence of which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(g)
Non-Contravention: the execution, delivery and performance by the Company of this Agreement and the consummation of the Acquisition and the other transactions contemplated by the Circular do not and will not:

(i)
contravene, conflict with, or result in any violation or breach of (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit or any obligation to make an offer to purchase or redeem any Indebtedness or capital shares or any loss of any benefit under, require a consent or waiver under, require the payment of a penalty or change in control payment under, or result in the creation of any Lien upon any of the properties or assets of the Company Group under, any provision of the Company’s or its subsidiaries’ constitutional documents;

(ii)	require the approval of the Company Shareholders (other than shareholder approval referred to in this Agreement, including pursuant to the Scheme);

(iii)	contravene, conflict with or result in a violation or breach of any provision of any applicable Law;

(iv)
require any payment to or consent or other action by any person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a breach or default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its subsidiaries is entitled under, require a consent or waiver under, require the payment of a penalty or change in control payment under, or result in the creation of any Lien upon any of the properties or assets of the Company Group under, any provision of any Contract or other instrument binding on the Company or any of its subsidiaries or any Contract, licence, franchise, Permit, certificate, approval or other similar authorisation affecting, or relating in any way to, the assets or business of the Company and its subsidiaries; or

(v)
result in the creation or imposition of any Lien on any asset of the Company (other than a lien referred to in Clause 11.1(g)(iv)), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(h)	Capitalisation; Indebtedness:

(i)	the authorised share capital of the Company is 116,561,917 and is as set out in the table below as of 14 May 2019;

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Class of Shares	Currency	Nominal value	Number Allotted	Aggregate Nominal Value
Ordinary	GBP	0.10	116,561,917	11,656,191.70

(ii)
the Company Shares are duly authorised, validly issued, fully paid and non-assessable and free of pre-emptive rights, rights of repurchase or forfeiture, rights of participation, rights of maintenance or any similar rights;

(iii)
there are no outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote (excluding any rights on enforcement of security)) on any matters on which Company Shareholders may vote. There are no issued or outstanding (i) securities of the Company convertible into or exchangeable or exercisable for Company Shares in the share capital or other voting securities of or ownership interests in the Company; (ii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any shares or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for Company Shares or other voting securities or ownership interests in the Company; or (iii) awards, restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of any part of the share capital or voting securities of the Company (the items in (i) through (iii) of this Clause being referred to collectively as the “Company Securities”). No option has been granted to acquire Company Shares with a per share exercise price that is less than the fair market value of a Company Share on the applicable date that it was granted;

(iv)	other than as set out in Schedule 3, the Company has no subsidiaries; and

(v)	there is no outstanding Indebtedness of the Company or the Company Group;

(i)	SEC Filings; Financial Statements:

(i)
since 3 July 2018, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required by the SEC to be filed or furnished by the Company with the SEC (as supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of their respective dates, or, if amended prior to the date of this Agreement, as of the date of (and giving effect to) the last such amendment (and, in the case of registration statements and proxy statements, on the date of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to those Company SEC Documents, and, except to the

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extent that information contained in such Company SEC Documents has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or, when considered together with the other SEC Documents, omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

(ii)
the financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (a) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (b) were prepared in accordance with US GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as may be permitted under applicable Securities Laws); and (c) fairly presented, in all material respects, the financial position of the Company Group as of the respective dates thereof and the results of operations and cash flows of the Company Group for the periods covered thereby (subject, in the case of the unaudited financial statements, to the absence of notes and to normal and recurring year-end adjustments that are not, individually or in the aggregate, material);

(iii)
the Company maintains a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with US GAAP and that receipts and expenditures are being made only in accordance with authorisations of management and the Company Board; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorised acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements. To the Knowledge of the Company, since 31 December 2018 to the date of this Agreement, neither the Company nor the Company’s independent registered accountant has identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of the internal control over financial reporting utilised by the Company, which is reasonably likely to adversely affect the Company’s ability to record, process, summarise and report financial information; or (2) any allegation of fraud, whether or not material, that involves the management or other employees of the Company who have a significant role in the Company’s internal control over financial reporting. Since 31 December 2018 through the date of this Agreement, neither the Company nor any of its subsidiaries has received any written

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complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its subsidiaries or their respective internal accounting controls that, individually or in the aggregate, would reasonably be expected to be material to the Company Group, taken as a whole;

(iv)
the Company maintains disclosure controls and procedures as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports;

(v)
the Company is not a party to, nor does it have any obligation or other commitment to become a party to, “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company SEC Documents; and

(vi)
as of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company;

(j)	Absence of Certain Changes: since 31 December 2018 to the date of this Agreement, except as contemplated by this Agreement:

(i)	there has not been any Company Material Adverse Effect; and

(ii)
the business of the Company has been conducted in all material respects in the ordinary course consistent with the outcomes of its strategic review and the Company has not authorised, agreed or committed to take any action, or failed to take any action that would result in:

(A)	any declaration, setting aside or payment of any dividends on, or making of any distribution with respect to the outstanding shares of its share capital (in cash or in kind);

(B)	any establishment, adoption, amendment or termination of any material benefit plan or any plan, scheme, program, policy agreement or

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arrangement that would be a material Benefit Plan if it were in effect on the date of this Agreement;

(C)
any split, combination or reclassification of any part of the share capital of the Company or any issuance or the authorisation of any issuance of any other securities in respect of, in lieu of or in substitution for shares of the share capital of the Company;

(D)
any change in accounting methods, principles or practices by the Company or any of its subsidiaries materially affecting the consolidated assets, liabilities or results of operations of the Company, except as may have been required (A) by US GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organisation, or (B) by applicable Law, including Regulation S-X under the Securities Act;

(E)
other than the Assets Disposal, any sale, lease (as lessor), licence or other disposition of, or pledge, encumbrance or other Lien imposed upon (other than a Permitted Lien), any properties or assets that are material, individually or in the aggregate, to the Company and its subsidiaries, taken as a whole;

(F)
any material election with respect to Taxes by the Company or any of its subsidiaries or settlement or compromise by the Company or any of its subsidiaries of any material Tax liability or refund other than, in each case, in the ordinary course of business;

(G)	any material settlement, release, waiver or compromise of any pending or threatened litigation that is material to the Company and its subsidiaries, taken as a whole;

(H)	any other action that would be prohibited by Clause 9.1 if it were taken during the Relevant Period;

(k)	Real Property:

(i)	the Company and its subsidiaries do not own any real property;

(ii)
the Company and its subsidiaries hold valid and existing leasehold interests in the Leased Property, in each case free and clear of any Liens. As of the date of this Agreement, neither the Company nor any of its subsidiaries has received any written notice regarding any violation or breach or default under any lease related to the Leased Real Property that has not since been cured;

(l)	Compliance with Laws; Permits:

(i)	since 31 December 2016 to the date of this Agreement: (i) the Company is and has been in compliance in all material respects with and is not under investigation

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with respect to, (ii) to the Company’s Knowledge, the Company has not been threatened to be charged with, nor has it been subject to, or (iii) the Company has not been given notice of, nor to the Company’s Knowledge, threatened with an Action concerning, any material violation of any applicable Law or Permit. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Affiliates; and

(ii)	the Company has not been restrained by a Governmental Authority or other person in its ability to conduct or have conducted its business as currently conducted;

(m)	Regulatory Matters:

(i)
the Company has been in material compliance with, and has not been notified by any Governmental Authority of any failure (or any investigation with respect thereto) by the Company to comply in all material respects with any Health Law;

(ii)
none of the Company, any of its subsidiaries or, to the Knowledge of the Company, any of its officers, employees or agents (authorised to speak on behalf of the Company), have (i) made an untrue statement of a material fact or fraudulent statement to any Health Authority, failed to disclose a material fact required to be disclosed to any Health Authority, or committed an act, made a statement, or failed to make a statement, including with respect to any scientific data or information, that, at the time such disclosure was made or failure to disclose occurred, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991), and any amendments thereto, or for any other Health Authority to invoke any similar policy; or (ii) been debarred pursuant to 21 U.S.C. section 335a (a) or (b) or any comparable Health Law; and

(iii)
none of the Company, any of its respective officers, directors, or, to the Knowledge of the Company, its managing employees, agents (as those terms are defined in 42 C.F.R. § 1001.2), or any other person described in 42 C.F.R. § 1001.1001(a): (a) has been charged with or convicted of any criminal offense relating to the delivery of an item or service under any federal health care program as defined in 42 U.S.C. §1320a-b(f) and including the Medicare, Medicaid and TRICARE programs (“Federal Health Care Program”); (b) has been debarred, excluded or suspended from participation in any Federal Health Care Program; (c) has had a civil monetary penalty assessed against it, him or her under 42 U.S.C. §1320a-7a; (d) is currently listed on the list of parties excluded from federal procurement programs and non-procurement programs as maintained in the Government Services Administration’s System for Award Management or other federal agencies; (e) is, to the Knowledge of the Company, the target or subject of any material current or potential investigation relating to any Federal Health Care Program-related offense; or (f) has engaged in any

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activity that is in material violation of or is cause for civil penalties or mandatory or permissive exclusion under federal or state Laws;

(n)
Certain Business Practices: neither the Company nor any of its subsidiaries, nor, to the Knowledge of the Company, any of its employees, Representatives or agents (in each case, acting in the capacity of an employee or Representative of the Company or its subsidiaries) has: (i) used any material funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; or (iii) violated any provision of any Anti-Corruption Laws or any rules or regulations promulgated thereunder, anti-money laundering laws or any rules or regulations promulgated thereunder or any applicable Law of similar effect. Since 31 December 2016 to the date of this Agreement, neither the Company nor any of its subsidiaries has received any written communication that alleges any of the foregoing;

(o)
Litigation: as of the date hereof, there is no material Action or suit (or any basis therefor) pending against, or, to the Knowledge of the Company, threatened against, the Company or any of its subsidiaries;

(p)	Taxes:

(i)
with respect to Taxes for which the period of assessment or collection has not lapsed, all material Tax Returns required by applicable Law to be filed with any Tax Authority by, or on behalf of, the Company and its subsidiaries have been filed when due (taking into account any authorised extensions) in accordance with all applicable Law and all such Tax Returns were, when filed, true, correct and complete in all material respects;

(ii)
each of the Company and its subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Tax Authority all material Taxes shown on any Tax Returns as due and payable, or, where payment or remittance is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with US GAAP an adequate accrual for all material Taxes through the end of the last period for which each of the Company and its subsidiaries ordinarily records items on its books;

(iii)
there is no audit or Action now pending or to the Company’s Knowledge threatened in writing against or with respect to the Company or any of its subsidiaries in respect of any material Taxes, and no deficiency in respect of material Taxes has been asserted in writing as a result of any audit, examination or Action by any Tax Authority that has not been paid, accrued for or contested in good faith (with appropriate reserves established in accordance with generally accepted accounting principles in the UK) and in accordance with applicable Law;

(iv)	each of the Company and its subsidiaries:

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(A)	is not, and has not been, a party to any Tax Sharing Agreement; and

(B)
for taxable years for which the applicable statute of limitations for an assessment of Taxes has not expired, has not been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is or was the Company or any of its subsidiaries and which included only the Company and /or any of its subsidiaries);

(v)
neither the Company nor any of its subsidiaries has ever been resident for Tax purposes or had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a jurisdiction outside of the jurisdiction in which it was incorporated;

(vi)	to the Company’s Knowledge, neither the Company nor any of its subsidiaries has been party to at any time:

(A)	any transaction or series of transactions, scheme or arrangement of which the main purpose, or one of the main purposes, was the avoidance of a Tax liability;

(B)
a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state, local or foreign legal requirement); or

(C)
any transactions, schemes or arrangements which either were notifiable arrangements for the purposes of Part 7 Finance Act 2004 (Disclosure of tax avoidance schemes) or was a notifiable scheme for the purposes of Schedule 11A Value Added Tax Act 1994 (Disclosure of avoidance schemes) or is required to be disclosed under rules introduced in EU Council Directive 2018/822/EU;

(vii)	neither the Company nor any of its subsidiaries has any liability for the payment of any material Tax imposed on any person (other than the Company) as a transferee or successor;

(viii)
in each case where the making of an election by any current or former employee, officer or worker (together with, where required, the relevant employer entity) in respect of the acquisition by such employee, officer or other worker of shares or securities in the Company or any of its subsidiaries would have the effect of mitigating the Company or any of its subsidiaries’ liability to Tax in respect of any subsequent dealings in those shares or securities, such an election has been validly made.

(ix)
neither the Company nor any of its subsidiaries is required (x) to make any adjustment (nor has any Tax Authority proposed in writing any such adjustment) pursuant to Section 481 of the Code, or any similar provision of applicable Law,

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for any period or portion thereof beginning on or after the Effective Date as a result of a change in accounting method, or (y) to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Date as a result of any (i) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of Tax Law) executed on or prior to the Effective Date, (ii) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of Tax Law) created on or prior to the Effective Date, (iii) instalment sale or open transaction disposition made on or prior to the Effective Date or (iv) prepaid amount received on or prior to the Effective Date;

(x)
neither the Company nor any of its subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for, or intended to qualify for, tax-free treatment under Section 355 of the Code;

(xi)	neither the Company nor any of its subsidiaries has made any election under Section 965(h) of the Code to pay any tax liability under Section 956 of the Code in instalments;

(xii)
neither the Company nor any of its subsidiaries is a "surrogate foreign corporation" within the meaning of Section 7874(a)(2)(B) of the Code, or has elected to be treated as a U.S. person under Section 897(i) of the Code;

(xiii)
neither the Company nor any of its subsidiaries is, or has been, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and

(xiv)	neither the Company nor any of its subsidiaries has made an entity classification (“check-the-box") election under Section 7701 of the Code; and

(xv)
this Clause 11.1(p), together with Clauses 11.1(h)(iii), 11.1(i) and 11.1(u), constitute the sole and exclusive representations and warranties of any member of the Company Group with respect to any Tax matters. For the avoidance of doubt, no representation is made concerning the existence or amount of, or limitations on, any net operating loss, Tax basis or other Tax asset or liability.

(q)	Material Contracts:

(i)
Schedule 3 lists each “Company Material Contract” (collectively, the “Company Material Contracts”) to which the Company or its subsidiaries are bound as at the date of this Agreement. The Company has prior to the date of this Agreement made available to the Bidder a true and complete copy of each Company Material Contract (including all amendments, modifications, extensions and renewals thereto and waivers thereunder) or has publicly made available such

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Company Material Contract in EDGAR. For purposes of this Agreement, each of the following constitutes a Company Material Contract:

(A)
each Contract that provides for annual payments or receipts that are still outstanding in excess of USD 50,000 or provides for payments or receipts that are still outstanding in the aggregate in excess of USD 50,000;

(B)
each Contract that is a settlement, conciliation or similar agreement pursuant to which (A) the Company or its subsidiaries will be required after the date of this Agreement to pay more than USD 50,000 or (B) that contains material restrictions on such party’s conduct;

(C)
each Contract that (A) restricts the ability of the Company or any of its subsidiaries to compete in any business with any person in any geographical area, (B) requires the Company or any of its subsidiaries to conduct any business on a “most favoured nation” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favour of any third party, except in the case of each of Sub-Clauses (A), (B) and (C) for such restrictions, requirements or provisions that are not material to the Company and its subsidiaries, taken as a whole;

(D)
each Contract that by its terms requires the Company or any of its subsidiaries, or any successor to, or acquirer of, the Company or any of its subsidiaries, to make any payment as a result of a change of control of the Company or any of its subsidiaries, whether alone or in combination with any other event that would not itself result in such payment (a “Change of Control Payment”), or gives any Person a right to receive or elect to receive a Change of Control Payment;

(E)
each Contract for the acquisition or divestiture of a business (including any Contract containing an option to so acquire or divest) that contains continuing covenants, indemnities or other payment obligations that would reasonably be expected to result in the receipt or making of future payments by the Company or any of its subsidiaries or any other;

(F)	each Contract for the lease of real property with annual payments by the Company and its subsidiaries or any future indemnification obligations in respect of any real property;

(G)
any other Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(H)	any Contract that is an employment or consulting agreement with any executive officer or other employee of the Company or any Company

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subsidiary or member of the Company Board earning an annual salary or fee from the Company or any Company subsidiary in excess of USD 50,000; and

(I)
any Contract with any Affiliate, director, executive officer, person holding 5 per cent. of more of the Company Shares, or to the Knowledge of the Company, any Affiliate or immediate family member of any of the foregoing;

(ii)
each Company Material Contract is, with respect to the Company and its subsidiaries, valid, binding and in full force and effect and, to the Knowledge of the Company, enforceable against the other party or parties thereto in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganisation, moratorium and other laws affecting creditors’ rights generally and general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity)); and

(iii)
neither the Company nor any of its Affiliates (including, for the avoidance of doubt, the Company), nor, to the Knowledge of the Company, any other party to a Company Material Contract, has materially breached or violated any material provision of, or taken or failed to take any action which, with or without notice, lapse of time, or both, would constitute a material breach under the provisions of such Company Material Contract, and, since 31 December 2016 to the date of this Agreement, neither the Company nor any of its Affiliates has received written notice that it has materially breached, materially violated or defaulted under any Company Material Contract;

(r)
Environmental Matters: (i) the Company and each of its subsidiaries is in material compliance with applicable Environmental Laws; and (ii) as of the date of this Agreement, there are no Actions pending and the Company has not been given notice in writing nor, to the Knowledge of the Company, threatened with an Action against the Company or any of its subsidiaries alleging that the Company or any of its subsidiaries is violating any applicable Environmental Law in any material respects. The representations and warranties made by the Company in this Clause 11.1(r), together with the representations and warranties set forth in Clause 11.1(f) (Governmental Authorisation) are the sole and exclusive representations and warranties made regarding environmental, health or safety matters, Environmental Laws, Environmental Permits or Hazardous Materials;

(s)
Insurance: the Company maintains insurance coverage in such amounts and covering such risks as are in accordance in all material respects with normal industry practice for companies of similar size and stage of development. The Company has delivered or made available to the Bidder an accurate and complete copy of all insurance policies which have an annual premium in excess of USD 10,000 relating to the business, assets and operations of the Company and its subsidiaries. To the Company’s Knowledge, all such insurance policies are in full force and effect, no written notice of cancellation or material modification has been received (other than a notice in connection with ordinary renewals), and there is no existing material default or event which, with the giving of

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notice or lapse of time or both, would constitute a material default, by any insured thereunder. As of the date of this Agreement, there is no material claim pending under any of the Company’s insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies;

(t)
Finders’ Fees: except for MTS Health Partners, L.P., there is no investment banker, broker, finder or other similar intermediary that has been retained by or is authorised to act on behalf of the Company or the Company Group who might be entitled to any fee or commission from the Company or any subsidiary of the Company in connection with the Acquisition; and

(u)	Employees and Benefit Plans:

(i)
the Company has prior to the date of this Agreement made available to the Bidder a true and complete copy of (a) each material Benefit Plan (including all amendments thereto) or, if not reduced to writing, a summary of all material terms thereof, (b) for each Benefit Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination or opinion letter from the U.S. Internal Revenue Service, and (c) all material correspondence with any Governmental Authority within the past three (3) years;

(ii)	each Benefit Plan has been operated, funded and administered in material compliance with its terms and applicable Law;

(iii)	the Benefit Plans do not include any defined benefit pension schemes or any liability for such schemes;

(iv)
none of the Company, any of its subsidiaries nor any employer, trade or business that could at any time be treated as a “single employer” with the Company or any of its subsidiaries under Section 414 of the Code or Section 4001(b)(1) of ERISA has ever sponsored, maintained, contributed to or been required to contribute to, or has any Liability in respect of, (i) a plan that is or was subject to Title IV of ERISA, (ii) a plan that is or was subject to the minimum funding rules of Section 302 of ERISA or Section 412 of the Code, or (iii) any defined benefit pension plan;

(v)	except as required under applicable Law, no Benefit Plan provides health or welfare benefits following retirement or other termination of employment or service;

(vi)
except as provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or in conjunction with any other event) could (i) result in any payment or benefit to any current or former employee, director or individual independent contractor of the Company or any of its subsidiaries, (ii) directly or indirectly cause or result in the acceleration or increase of any obligation or benefits under any Benefit Plan, including accelerated vesting or payment of any compensation or benefits under, or the required funding of, any Benefit

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Plan, (iii) limit or restrict the ability of the Company or its subsidiaries, as applicable, to modify, amend or terminate any Benefit Plan, or (iv) require any current or former employee or independent contractor of the Company to be notified of or consent to the transactions;

(vii)
no current or former employee, director or independent contractor of the Company or any of its subsidiaries has received or could receive any payments or benefits under any Benefit Plan (other than any agreements or plans implemented by the Bidder) that have resulted or could result, individually or in combination with any other payments or benefits, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code;

(viii)
no current or former employee, director or independent contractor of the Company or any of its subsidiaries is entitled to a gross-up, reimbursement or other payment in respect of any Taxes under Section 4999 of the Code (or any corresponding provisions of state, local or non-U.S. tax Law) or otherwise in respect of any payments or benefits that may be paid in connection with or following the consummation of the transactions contemplated by this Agreement;

(ix)
none of the Company or any of its subsidiaries is a party to or bound by a collective bargaining agreement or other agreement with any labour organisation and neither the Company nor any of its subsidiaries recognises a labour union or organisation in relation to its employees;

(x)
there is no labour strike, dispute, slowdown, stoppage, picketing, lockout or other similar labour activity pending or threatened in writing against or affecting the Company or any its subsidiaries, nor has there been any such action or event during the three years prior to the date of this Agreement;

(xi)	the Company and each of its subsidiaries are, and for the past three (3) years have been, in compliance in all material respects with respect to all Laws relating to labour and employment;

(xii)
there is no action or proceeding pending or, to the Company’s Knowledge, threatened with respect to or involving any Benefit Plans, employees (in their capacities as such) or employment-related matters. To the Company’s Knowledge, in the last five (5) years, no allegations of sexual harassment or misconduct have been made to the Company or any of its subsidiaries involving any of their respective current or former employees, directors or individual independent contractors;

(xiii)
except to the extent that the provision of such information is restricted under applicable Privacy Laws, the Company has prior to the date of this Agreement made available to the Bidder correct and complete information as to the name, current job title, base salary and target annual bonus for all current employees of the Company and its subsidiaries; and

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(xiv)	no employee is employed under a non-immigrant work visa or other work authorization that is limited in duration;

(v)
Privacy and Data Security: The Company has materially complied with all applicable Privacy Laws relating to Processing of Personal Information (including the Personal Information of employees, clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists). The Company has materially complied with each of its written and published policies and procedures concerning the privacy and security of Personal Information (the “Privacy Policies”). No claims have been asserted or, to the Knowledge of the Company, threatened against the Company by any Person or Governmental Authority alleging a material violation of Privacy Laws. To the Knowledge of the Company, no material Security Breach of Personal Information Processed by the Company has occurred;

(w)
Company Net Cash Amount Statement: the Company Net Cash Amount Statement has been prepared by the Company with all due care and attention and fairly sets out the assets and liabilities of the Company Group comprising the Company Net Cash Amount on a US GAAP basis. As at the date of this Agreement, there are no liabilities or commitments of the Company Group that should be recognized on a US GAAP basis other than those set out in the Company Net Cash Amount Statement or the financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents; and

(x)
No Other Representations or Warranties: except in the case of fraud, the Company acknowledges and agrees that: (a) the only representations, warranties, covenants and agreements made by the Bidder or any of its Affiliates or Representatives or any other person are the representations, warranties, covenants and agreements made in this Agreement; and (b) neither the Bidder nor any other person has made any representation or warranty, whether express or implied, as to the accuracy or completeness of any information regarding the Bidder furnished or made available to the Company and its Representatives except as expressly set forth in this Agreement.

11.2	The Bidder represents and warrants to the Company that:

(a)
Corporate Existence and Power: the Bidder is a company duly incorporated and validly existing under the laws of British Columbia, Canada, and has all corporate power to carry on its business as now conducted. Each of the Bidder’s subsidiaries has all corporate powers to carry on its business as now conducted;

(b)
Subsidiaries: each of the subsidiaries of the Bidder has been duly incorporated and is validly existing and in good standing under the laws of the jurisdiction of its incorporation (in the case of good standing, to the extent such jurisdiction recognises such concept). The Bidder owns beneficially and of record all of the equity interests of its subsidiaries, free and clear of all Liens. All the issued and outstanding shares, share capital or other equity interests of, or ownership interests in, each of the Bidder’s subsidiaries, have been duly authorised and validly issued and are fully paid and non-assessable;

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(c)
Organisational Documents: the Bidder has delivered or made available to the Company accurate and complete copies of the Articles of the Bidder and the equivalent organisational documents of each of its subsidiaries, including all amendments thereto, as in effect on the date of this Agreement;

(d)
Corporate Authorisation: the Bidder has the requisite power and authority to enter into and perform its obligations under this Agreement in accordance with the terms hereof. The execution and delivery of this Agreement have been duly and validly authorised by the Bidder Directors. Provided that, on or prior to the Effective Date, no Company Shareholder would as a result of the Acquisition or otherwise become the holder of more than 20% of the voting securities of the Bidder, the Bidder does not require the approval of the Bidder Shareholders to enter into and perform its obligations under this Agreement in accordance with the terms hereof;

(e)
Binding Obligations: assuming due authorisation, execution and delivery by the Company, this Agreement constitutes the legal, valid and binding obligations of the Bidder and is enforceable against the Bidder in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar laws affecting creditors’ rights generally and by general principles of equity;

(f)
Governmental Authorisation: the execution, delivery and performance by the Bidder of this Agreement, the consummation by it of the Acquisition and the implementation of the Scheme requires no action by or in respect of, or filing with, any Governmental Authority other than: (a) compliance with the provisions of the Act; (b) compliance with any applicable requirements of applicable US and Canadian securities laws; (c) approval of the acquisition by TSXV and Nasdaq, as may be applicable; or (d) such other actions, authorisations, consents, approvals or filings, the absence of which would not reasonably be expected to have, individually or in the aggregate, a Bidder Material Adverse Effect;

(g)	Non-Contravention: the execution, delivery and performance by the Bidder of this Agreement and the consummation of the Acquisition do not and will not:

(i)
contravene, conflict with, or result in any violation or breach of with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit or any obligation to make an offer to purchase or redeem any Indebtedness or capital shares or any loss of any benefit under, require a consent or waiver under, require the payment of a penalty or change in control payment under, or result in the creation of any Lien upon any of the properties or assets of the Bidder Group under, any provision of its or its subsidiaries’ constitutional documents;

(ii)
require the approval of its shareholders (provided that, on or prior to the Effective Date, no Company Shareholder would as a result of the Acquisition or otherwise become the holder of more than 20% of the voting securities of the Bidder);

(iii)	contravene, conflict with or result in a violation or breach of any provision of any applicable Law;

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(iv)
require any payment to or consent or other action by any person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a breach or default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Bidder or any of its subsidiaries is entitled under, require a consent or waiver under, require the payment of a penalty or change in control payment under, or result in the creation of any Lien upon any of the properties or assets of the Bidder Group under, any provision of any Contract or other instrument binding on the Bidder or any of its subsidiaries or any Contract, licence, franchise, Permit, certificate, approval or other similar authorisation affecting, or relating in any way to, the assets or business of the Bidder and its subsidiaries; or

(v)
result in the creation or imposition of any Lien on any asset of the Bidder (other than a Lien referred to in Clause 11.2(g)(iv)), as would not reasonably be expected to have, individually or in the aggregate, a Bidder Material Adverse Effect;

(h)
Capitalization: the Bidder’s authorised share capital consists of an unlimited number of Bidder Common Shares, and an unlimited number of preferred shares, without par value. As of the close of business on 14 May 2019, there are 6,311,098 Bidder Common Shares and nil preferred shares issued and outstanding, and 2,127,688 warrants (including the Pre-Funded Warrants) to purchase Bidder Common Shares outstanding and 1,141,961 options to purchase Bidder Common Shares outstanding. Except as disclosed above or as set out in Schedule 3, there are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by the Bidder of any securities of the Bidder (including Bidder Common Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of the Bidder (including Bidder Common Shares);

(i)
Stock Exchange Listing: the Bidder Common Shares are listed and posted for trading on each of Nasdaq and TSXV and the Bidder is not in default of its listing requirements on either Nasdaq or TSXV. No delisting, suspension of trading in or cease trading order with respect to any securities of the Bidder, and no inquiry or investigation (whether formal or informal) by TSXV or Nasdaq with respect to the Bidder or its securities is in effect or ongoing or, to the Bidder’s Knowledge, threatened or expected to be implemented or undertaken;

(j)
Reporting Status and Securities Laws Matters: the Bidder is a “reporting issuer” in good standing in the Provinces of British Columbia, Alberta and Ontario, and is not on the list of reporting issuers in default under applicable Securities Laws in those provinces. No Governmental Authority has issued any order which is currently outstanding preventing or suspending trading in any of the Bidder’s securities, and no such proceeding is, to the Bidder’s Knowledge, pending, contemplated or threatened. The Bidder is not subject to any continuous or periodic or other disclosure requirements under the securities laws

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of any jurisdiction, other than the Securities Laws. As of the date of this Agreement, the Bidder has not taken any action to cease to be a reporting issuer in any province of Canada nor has the Bidder received notification from any Governmental Authority seeking to revoke the reporting issuer status of the Bidder. The Bidder has filed all forms, reports, schedules, statements and other documents required to be filed under applicable Securities Laws with the appropriate Governmental Authority since 1 October 2017. As of their respective dates (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, as of the date of such subsequent filing), such filings (i) complied as to form, in all material respects, with the applicable requirements of applicable Securities Laws, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made. The Bidder has not filed any confidential material change report which at the date of this Agreement remains confidential;

(k)
Consideration Shares: the New Bidder Shares comprising the Consideration will, when issued pursuant to the Scheme, be duly authorised and validly issued as fully paid and non-assessable Bidder Common Shares, free and clear of all Liens (other than Liens created by the holders thereof), freely tradeable under applicable Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102 - Resale of Securities of the Canadian Securities Administrators and other than as applicable to those New Bidder Shares issued to a person who is an affiliate (as defined in Rule 405 under the Securities Act) of the Company or the Bidder prior to the Effective Date or will be an affiliate of the Bidder after the Effective Date in respect of their affiliate status) listed and posted for trading on TSXV and Nasdaq, and are not and will not be subject to or issued in violation of, any pre-emptive rights or back-in rights and there is no agreement or understanding with any party in respect of the issue of securities or other consideration in respect of the Acquisition other than as set out in Schedule 3;

(l)
Stock Exchange Approval: the Bidder has not received any verbal or written notification from the TSXV or the Nasdaq of any objections to the Acquisition and the listing of the New Bidder Shares issuable as Consideration or any verbal or written notice of delisting or breach of the rules of the TSXV or Nasdaq;

(m)	Securities Law Filings; Financial Statements:

(i)
since 31 December 2016 the Bidder has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Bidder pursuant to Securities Laws (as supplemented, modified or amended since the time of filing, collectively, the “Bidder Public Documents”). As of their respective dates, or, if amended prior to the date of this Agreement, as of the date of (and giving effect to) the last such amendment (and, in the case of registration statements and proxy statements, on the date of effectiveness and the dates of the relevant meetings, respectively), the Bidder Public Documents complied in all material respects with the requirements of

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Securities Laws, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of any Governmental Authority promulgated thereunder applicable to those Bidder Public Documents, and, except to the extent that information contained in such Bidder Public Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Bidder Public Document, none of the Bidder Public Documents when filed or furnished contained any untrue statement of a material fact or, when considered together with the other Bidder Public Documents, omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

(ii)
the financial statements (including any related notes and schedules) contained or incorporated by reference in the Bidder Public Documents: (a) complied as to form in all material respects with the published rules and regulations of the Governmental Authorities applicable thereto; (b) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as may be permitted by the applicable Governmental Authority); and (c) fairly presented, in all material respects, the financial position of the Bidder and its Group as of the respective dates thereof and the results of operations, changes in shareholder equity and cash flows of the Bidder and its Group for the periods covered thereby (subject, in the case of the unaudited financial statements, to the absence of notes and to normal and recurring year-end adjustments that are not, individually or in the aggregate, material);

(iii)
the Bidder maintains a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Bidder; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorisations of management and the Bidder Directors; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorised acquisition, use or disposition of the assets of the Bidder that could have a material effect on the financial statements. To the Knowledge of the Bidder, since 30 September 2018 to the date of this Agreement, neither the Bidder nor the Bidder’s independent registered accountant has identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of the internal control over financial reporting utilised by the Bidder, which is reasonably likely to adversely affect the Bidder’s ability to record, process, summarise and report financial information; or (2) any allegation of fraud, whether or not material, that

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involves the management or other employees of the Bidder who have a significant role in the Bidder’s internal control over financial reporting. Since 30 September 2018 through the date of this Agreement, neither the Bidder nor any of its subsidiaries has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Bidder or its subsidiaries or their respective internal accounting controls that, individually or in the aggregate, would reasonably be expected to be material to the Bidder or its group, taken as a whole;

(iv)
the Bidder maintains disclosure controls and procedures as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Bidder’s reports that it files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Bidder’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of the Bidder and the principal financial officer of the Bidder to make the certifications required under the Exchange Act with respect to such reports. The Bidder is in compliance in all material respects with all current listing and corporate governance requirements of Nasdaq and the TSXV;

(v)
the Bidder is not a party to, nor does it have any obligation or other commitment to become a party to, “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Bidder in the Bidder Public Documents; and

(vi)
as of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from any Governmental Authority with respect to the Bidder Public Documents. To the Knowledge of the Bidder, none of the Bidder’s Public Documents is the subject of ongoing SEC review and there are no inquiries or investigations by any Governmental Authority or any internal investigations pending or threatened, in each case regarding any accounting practices of the Bidder;

(vii)	as of 31 March 2019, the Bidder was a “foreign private issuer” pursuant to Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act.

(n)	Absence of Certain Changes: since 30 September 2018 to the date of this Agreement, except as contemplated by this Agreement:

(i)	there has not been any Bidder Material Adverse Effect; and

(ii)	the business of the Bidder has been conducted in all material respects in the ordinary course consistent with past practice and the Bidder has not authorised,

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agreed or committed to take any action, or failed to take any action that would result in:

(A)	any declaration, setting aside or payment of any dividends on, or making of any distribution with respect to the outstanding shares of its share capital (in cash or in kind);

(B)
any establishment, adoption, amendment or termination of any material benefit plan or any plan, scheme, program, policy agreement or arrangement that would be a material Benefit Plan if it were in effect on the date of this Agreement;

(C)
any split, combination or reclassification of any part of the share capital of the Bidder or any issuance or the authorisation of any issuance of any other securities in respect of, in lieu of or in substitution for shares of the share capital of the Bidder;

(D)
any change in accounting methods, principles or practices by the Bidder or any of its subsidiaries materially affecting the consolidated assets, liabilities or results of operations of the Bidder, except as may have been required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organisation, or (B) by applicable Law, including Regulation S-X under the Securities Act;

(E)
any sale, lease (as lessor), licence or other disposition of, or pledge, encumbrance or other Lien imposed upon (other than a Permitted Lien), any properties or assets that are material to the Bidder and its subsidiaries, taken as a whole;

(F)
any material election with respect to Taxes by the Bidder or any of its subsidiaries or settlement or compromise by the Bidder or any of its subsidiaries of any material Tax liability or refund other than, in each case, in the ordinary course of business;

(G)	any material settlement, release, waiver or compromise of any pending or threatened litigation that is material to the Bidder and its subsidiaries, taken as a whole;

(H)	any other action that would be prohibited by Clause 10.1 if it were taken during the Relevant Period;

(o)	Real Property:

(i)	the Bidder and its subsidiaries do not own, any real property;

(ii)
the Bidder and its subsidiaries hold valid and existing leasehold interests in the real property that is leased by them (the “Leased Real Property”), in each case free and clear of any Liens. As of the date of this Agreement, neither the Bidder

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nor any of its subsidiaries has received any written notice regarding any violation or breach or default under any lease related to the Leased Real Property that has not since been cured;

(p)	Compliance with Laws; Permits:

(i)
since 31 December 2016 to the date of this Agreement: (a) the Bidder is and has been in compliance in all material respects with and is not under investigation with respect to, (b) to the Bidder’s Knowledge, the Bidder has not been threatened to be charged with, nor has it been subject to, or (c) to the Bidder’s Knowledge, the Bidder has not been threatened with an Action concerning, nor given notice of, any material violation of, any applicable Law or Permit. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Bidder or any of its Affiliates; and

(ii)	the Bidder has not been restrained by a Governmental Authority or other person in its ability to conduct or have conducted its business as currently conducted;

(q)	Intellectual Property:

(i)
Schedule 3 contains a true and complete list, as at the date of this Agreement, of: (a) all issued, registered and applied for Intellectual Property Rights owned or purported to be owned by the Bidder Group (the “Owned Registered IP”) including the full legal name of the owner(s) of record, applicable jurisdiction, status, application or registration number, and date of application, registration or issuance, as applicable, and for each Owned Registered IP; and (b) material Intellectual Property Rights licensed to the Bidder Group (the “Licensed Intellectual Property Rights”), including a listing of which Licensed Intellectual Property Rights are licensed on a non-exclusive basis and which are licensed on an exclusive basis;

(ii)
the Bidder Group is the sole and exclusive owner of all Owned Registered IP and all other Bidder Intellectual Property Rights other than the Licensed Intellectual Property Rights (collectively, the “Owned Intellectual Property Rights”) and holds all right, title and interest in and to all Owned Intellectual Property Rights free and clear of all Liens (other than Permitted Liens);

(iii)
(a) the Bidder Group possesses valid rights to use, free and clear of all Liens (other than Permitted Liens), the Bidder Intellectual Property Rights and (b) the Bidder Group owns or has adequate rights to use all Intellectual Property Rights used or proposed to be used in connection with the operation of the Bidder Group’s business;

(iv)

(A)
there is no Action pending against, or threatened in writing against, the Bidder Group (A) based upon, or challenging or seeking to deny or restrict, any of the Bidder Intellectual Property Rights or any right of the

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Bidder Group therein, (B) alleging that any of the Bidder Intellectual Property Rights is invalid or unenforceable, (C) alleging that any use of any of the Bidder Intellectual Property Rights does or may misappropriate, infringe, or otherwise violate any Intellectual Property Right of any person, or (D) otherwise alleging that the Bidder Group has infringed misappropriated or otherwise violated any Intellectual Property Right of any person;

(B)	none of the Owned Intellectual Property Rights or, to the Knowledge of the Bidder, Licensed Intellectual Property Rights, have been adjudged invalid or unenforceable in whole or part;

(C)
each Contract granting to the Bidder Group rights in and to the Licensed Intellectual Property Rights is valid and binding on the applicable Bidder Group and to the Knowledge of the Bidder enforceable in accordance with its terms against the other party to such Contract (subject to applicable bankruptcy, insolvency, reorganisation, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). The Bidder Group is not in material breach of any such Contract and, to the Knowledge of the Bidder, there does not exist any event or condition that would constitute a material breach or default. The Bidder Group has not received written notice of any material default under any such Contract. To the Bidder’s Knowledge, each of the parties to each such Contract, has performed in all material respects all obligations required to be performed by any of them under such Contract;

(D)
all of the Owned Registered IP and, to the Knowledge of the Bidder, all of the Licensed Intellectual Property Rights that are issued, registered and applied for (the “Licensed Registered IP”), are valid, enforceable, in full force and effect and subsisting;

(E)
all registration, maintenance and renewal fees applicable to the Owned Registered IP and, to the Knowledge of the Bidder, Licensed Registered IP that are currently due have been paid and all documents and certificates necessary for the maintenance of such items have been filed with the Governmental Authority or other authorities in the applicable jurisdictions for the purposes of maintaining such items;

(F)	to the Knowledge of the Bidder, no person has infringed, misappropriated or otherwise violated any Bidder Intellectual Property Right;

(G)
the Bidder Group has taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Trade Secrets of the Bidder Group, the value of which to the Bidder Group is contingent upon maintaining the confidentiality thereof and no such Trade Secrets have been disclosed other than to persons who are bound by written

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confidentiality agreements that protect the confidentiality of such Trade Secrets; and
each current and former employee of the Bidder Group, as well as each third party involved in the development or creation of any Bidder Intellectual Property Rights has executed a written agreement with the Bidder Group expressly: (a) assigning to the Bidder Group all right, title and interest in all Intellectual Property Rights (including in any inventions whether or not patentable, and Patents, Copyright, Trade Secrets and Software) which were invented, created, developed, authored, conceived or reduced to practice in the scope of, and during the term of, such person’s employment for the bidder Group in the case of an employee, or such person’s engagement by the Bidder Group in the case of a third party contractor or consultant; and (b) waiving in favour of the Bidder Group and its successors and assigns any moral rights held by such person in connection with any copyright residing in works of authorship forming part of any such Intellectual Property Rights;

(r)	Regulatory Matters:

(i)
the Bidder has been in material compliance with, and has not been notified by any Governmental Authority of any failure (or any investigation with respect thereto) by the Bidder to comply in all material respects with any Health Law;

(ii)
(a) the Bidder has filed, maintained or furnished with the applicable Health Authorities all material filings, declarations, listings, registrations, reports, submissions, applications, amendments, modifications, supplements, notices, correspondence, and other documents required under applicable Health Laws (collectively, “Health Submissions”) and (b) all such Health Submissions were materially complete and accurate and in compliance with applicable Health Laws when filed (or were corrected or completed by a subsequent filing) in all material respects;

(iii)
no manufacturing site of the Bidder, or to the Knowledge of the Bidder, any of its contract manufacturers for pharmaceutical products (including active ingredients and excipients) (a) is subject to a shutdown by a Governmental Authority or import or export prohibition or (b) has received any FDA Form 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from a Health Authority alleging or asserting noncompliance with any applicable Health Law, in each case that have not been materially complied with or closed to the satisfaction of the relevant Governmental Authority, and, to the Knowledge of the Bidder, no Governmental Authority is considering such action;

(iv)
neither the Bidder nor any of its subsidiaries, have received any written notice from any Health Authority (a) terminating, withdrawing, refusing to renew, or refusing to grant any material governmental licence, Permit, registration, or authorisation, including any IND, NDA, CTA, other clinical trial application or regulatory approval application, in any jurisdiction; or (b) placing a clinical hold order on, or otherwise terminating or suspending, any material ongoing clinical

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trial conducted by or on behalf of the Bidder, and, to the Knowledge of the Bidder, there are no facts which could form the basis for such an Action;

(v)
none of the Bidder, any of its subsidiaries or, to the Knowledge of the Bidder, any of its officers, employees or agents (authorised to speak on behalf of the Bidder), have (i) made an untrue statement of a material fact or fraudulent statement to any Health Authority, failed to disclose a material fact required to be disclosed to any Health Authority, or committed an act, made a statement, or failed to make a statement, including with respect to any scientific data or information, that, at the time such disclosure was made or failure to disclose occurred, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991), and any amendments thereto, or for any other Health Authority to invoke any similar policy; or (ii) been debarred pursuant to 21 U.S.C. section 335a (a) or (b) or any comparable Health Law; and

(vi)
none of the Bidder, any of its respective officers, directors, or, to the Knowledge of the Bidder, its managing employees, agents (as those terms are defined in 42 C.F.R. § 1001.2), or any other person described in 42 C.F.R. § 1001.1001(a): (a) has been charged with or convicted of any criminal offense relating to the delivery of an item or service under any federal health care program as defined in 42 U.S.C. §1320a-b(f) and including the Medicare, Medicaid and TRICARE programs (“Federal Health Care Program”); (b) has been debarred, excluded or suspended from participation in any Federal Health Care Program; (c) has had a civil monetary penalty assessed against it, him or her under 42 U.S.C. §1320a-7a; (d) is currently listed on the list of parties excluded from federal procurement programs and non-procurement programs as maintained in the Government Services Administration’s System for Award Management or other federal agencies; (e) is, to the Knowledge of the Bidder, the target or subject of any material current or potential investigation relating to any Federal Health Care Program-related offense; or (f) has engaged in any activity that is in material violation of or is cause for civil penalties or mandatory or permissive exclusion under federal or state Laws.

(s)
Certain Business Practices: neither the Bidder nor any of its subsidiaries, nor, to the Knowledge of the Bidder, any of its employees, Representatives or agents (in each case, acting in the capacity of an employee or Representative of the Bidder or its subsidiaries) has: (i) used any material funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; or (iii) violated any provision of any Anti-Corruption Laws or any rules or regulations promulgated thereunder, anti-money laundering laws or any rules or regulations promulgated thereunder or any applicable Law of similar effect. Since 31 December 2016 to the date of this Agreement, neither the Bidder nor any of its subsidiaries has received any written communication that alleges any of the foregoing;

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(t)
Prior ownership of Company securities: except as contemplated by this Agreement or as disclosed in Schedule 3, neither the Bidder nor any of its controlled Affiliates or “joint actors” (as defined in Multilateral Instrument MI 61-101 - Protection of Minority Security Holders in Special Transactions) (“MI 61-101”) (i) directly or indirectly owns any Company Shares or any securities, contracts or obligations convertible into or exercisable or exchangeable for Company Shares; or (ii) has any agreement, commitment or understanding with any “related party” of the Company that would constitute a “collateral benefit” under MI 61-101, and no person is acting jointly or in concert with the Bidder in connection with this Agreement or the Scheme;

(u)
Litigation: as of the date hereof, there is no material Action or suit (or any basis therefor) pending against, or, to the Knowledge of the Bidder, threatened against, the Bidder or any of its subsidiaries, that would reasonably be expected to prevent the Bidder from being able to comply with its obligations pursuant to this Agreement;

(v)	Taxes:

(i)
with respect to Taxes for which the period of assessment or collection has not lapsed, all material Tax Returns required by applicable Law to be filed with any Tax Authority by, or on behalf of, the Bidder and its subsidiaries have been filed when due (taking into account any authorised extensions) in accordance with all applicable Law and all such Tax Returns were, when filed, true, correct and complete in all material respects;

(ii)
each of the Bidder and its subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Tax Authority all material Taxes shown on any Tax Returns as due and payable, or, where payment or remittance is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all material Taxes through the end of the last period for which each of the Bidder and its subsidiaries ordinarily records items on its books;

(iii)
there is no audit or Action now pending or to the Bidder’s Knowledge threatened in writing against or with respect to the Bidder or any of its subsidiaries in respect of any material Taxes, and no deficiency in respect of material Taxes has been asserted in writing as a result of any audit, examination or Action by any Tax Authority that has not been paid, accrued for or contested in good faith (with appropriate reserves established in accordance with GAAP) and in accordance with applicable Law;

(iv)	each of the Bidder and its subsidiaries:

(A)	is not, and has not been, a party to any Tax Sharing Agreement; and

(B)
for taxable years for which the applicable statute of limitations for an assessment of Taxes has not expired, has not been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is or was the Bidder or any of its

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subsidiaries and which included only the Bidder and/or any of its subsidiaries);

(v)
neither the Bidder nor any of its subsidiaries has ever been resident for Tax purposes or had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a jurisdiction outside of the jurisdiction in which it was incorporated;

(vi)	to the Bidder’s Knowledge, neither the Bidder nor any of its subsidiaries has been party to at any time:

(A)	any transaction or series of transactions, scheme or arrangement of which the main purpose, or one of the main purposes, was the avoidance of a Tax liability;

(B)
a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state, local or foreign legal requirement); or

(C)
any transactions, schemes or arrangements which either were notifiable arrangements for the purposes of Part 7 Finance Act 2004 (Disclosure of tax avoidance schemes) or was a notifiable scheme for the purposes of Schedule 11A Value Added Tax Act 1994 (Disclosure of avoidance schemes) or is required to be disclosed under rules introduced in EU Council Directive 2018/822/EU or was a “reportable transaction” (as defined for purposes of section 237.3 of the Income Tax Act (Canada)) or that is subject to the provisions of any similar Canadian provincial or territorial Tax Law; or

(vii)	neither the Bidder nor any of its subsidiaries has any liability for the payment of any material Tax imposed on any person (other than the Bidder) as a transferee or successor;

(viii)
in each case where the making of an election by any current or former employee, officer or worker (together with, where required, the relevant employer entity) in respect of the acquisition by such employee, officer or other worker of shares or securities in the Bidder or any of its subsidiaries would have the effect of mitigating the Bidder or any of its subsidiaries’ liability to Tax in respect of any subsequent dealings in those shares or securities, such an election has been validly made;

(ix)
neither the Bidder nor any of its subsidiaries is required (x) to make any adjustment (nor has any Tax Authority proposed in writing any such adjustment) pursuant to Section 481 of the Code, or any similar provision of applicable Law, for any period or portion thereof beginning on or after the Effective Date as a result of a change in accounting method, or (y) to include any material item of income in, or exclude any material item of deduction from, taxable income for

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any taxable period (or portion thereof) ending after the Effective Date as a result of any (i) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of Tax Law) executed on or prior to the Effective Date, (ii) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of Tax Law) created on or prior to the Effective Date, (iii) instalment sale or open transaction disposition made on or prior to the Effective Date, or (iv) prepaid amount received on or prior to the Effective Date;

(x)
neither the Bidder nor any of its subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for, or intended to qualify for, tax-free treatment under Section 355 of the Code;

(xi)	neither the Bidder nor any of its subsidiaries has made any election under Section 965(h) of the Code to pay any tax liability under Section 956 of the Code in installments;

(xii)
neither the Bidder nor any of its subsidiaries is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code, or has elected to be treated as a U.S. person under Section 897(i) of the Code;

(xiii)
neither the Bidder nor any of its subsidiaries is, or has been, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

(xiv)
the Bidder is not classified as other than an association taxable as a corporation for US federal tax purposes and neither the Bidder nor any of its subsidiaries has made an entity classification (“check-the-box”) election under Section 7701 of the Code; and

(xv)
this Clause 11.2(u), together with Clause 11.2(m)(ii)(F), constitute the sole and exclusive representations and warranties of any member of the Bidder Group with respect to any Tax matters. For the avoidance of doubt, no representation is made concerning the existence or amount of, or limitations on, any net operating loss, Tax basis or other Tax asset or liability;

(w)	Material Contracts:

(i)
Schedule 3 lists each “Bidder Material Contract” (collectively, the “Bidder Material Contracts”) to which the Bidder or its subsidiaries are bound as at the date of this Agreement. The Bidder has prior to the date of this Agreement made available to the Company a true and complete copy of each Material Contract (including all amendments, modifications, extensions and renewals thereto and waivers thereunder) or has publicly made available such Material Contract in

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EDGAR. For purposes of this Agreement, each of the following constitutes a Bidder Material Contract:

(A)
each Contract that provides for annual payments or receipts in excess of USD 300,000 or provides for payments or receipts in the aggregate in excess of USD 300,000 other than payments for legal, tax, audit, investment banking and similar services;

(B)	each Contract relating to Indebtedness of the Bidder or any of its subsidiaries having an outstanding principal amount under such Contract in excess of USD 300,000;

(C)
each Contract constituting a material joint venture, partnership or collaboration or similar Contract to which the Bidder or any of its subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture or to the ownership of any equity interest in any entity or business enterprise other than the subsidiaries;

(D)
each Contract that is a settlement, conciliation or similar agreement pursuant to which (I) the Bidder or its subsidiaries will be required after the date of this Agreement to pay more than USD 300,000 or (II) that contains material restrictions on such party’s conduct;

(E)
each Contract that (I) restricts the ability of the Bidder or any of its subsidiaries to compete in any business with any person in any geographical area, (II) requires the Bidder or any of its subsidiaries to conduct any business on a “most favoured nation” basis with any third party or (III) provides for “exclusivity” or any similar requirement in favour of any third party, except in the case of each of Sub-Clauses (I), (II) and (III) for such restrictions, requirements or provisions that are not material to the Bidder and its subsidiaries, taken as a whole;

(F)
each Contract pursuant to which the Bidder or any of its subsidiaries has continuing obligations or interest involving (I) milestone or similar payments, including upon the achievement of regulatory or commercial milestones, in each case in excess of USD 300,000 of future payments in the aggregate or (II) payment of royalties or other amounts calculated based upon any revenues or income of the Bidder or any of its subsidiaries, in each case in excess of USD 300,000 of future payments in the aggregate;

(G)
each Contract, other than those in respect of investment banking services, that by its terms requires the Bidder or any of its subsidiaries, or any successor to, or acquirer of, the Bidder or any of its subsidiaries, to make a Change of Control Payment, or gives any Person a right to receive or elect to receive a Change of Control Payment;

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(H)
each Contract for the acquisition or divestiture of a business (including any Contract containing an option to so acquire or divest) that contains (I) aggregate consideration in excess of USD 300,000 (II) continuing covenants, indemnities or other payment obligations that would reasonably be expected to result in the receipt or making of future payments by the Bidder or any of its subsidiaries in excess of USD 300,000 or (III) any other material obligations;

(I)	each Contract for the lease of real property with annual payments by the Bidder and its subsidiaries in excess of USD 300,000 or any future indemnification obligations in respect of any real property;

(J)
any other Contract that is currently in effect and has been filed (or is required to be filed) by the Bidder as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(K)
any Contract that is an employment or consulting agreement with any executive officer or other employee of the Bidder or any Bidder subsidiary or member of the Bidder Board earning an annual salary or fee from the Bidder or any Bidder subsidiary in excess of USD 300,000; and

(L)
any Contract with any Affiliate, director, executive officer, person holding 5 per cent. of more of the Bidder Common Shares, or to the Knowledge of the Bidder, any Affiliate or immediate family member of any of the foregoing;

(ii)
each Bidder Material Contract is, with respect to the Bidder and its subsidiaries, valid, binding and in full force and effect and, to the Knowledge of the Bidder, enforceable against the other party or parties thereto in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganisation, moratorium and other laws affecting creditors’ rights generally and general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity)); and

(iii)
neither the Bidder nor any of its Affiliates (including, for the avoidance of doubt, the Bidder), nor, to the Knowledge of the Bidder, any other party to a Bidder Material Contract, has materially breached or violated any material provision of, or taken or failed to take any action which, with or without notice, lapse of time, or both, would constitute a material breach under the provisions of such Bidder Material Contract, and, since 31 December 2016 to the date of this Agreement, neither the Bidder nor any of its Affiliates has received written notice that it has materially breached, materially violated or defaulted under any Bidder Material Contract;

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(x)
Environmental Matters: (i) the Bidder and each of its subsidiaries is in material compliance with applicable Environmental Laws; and (ii) as of the date of this Agreement, there are no Actions pending or, to the Knowledge of the Bidder, threatened in writing, against the Bidder or any of its subsidiaries alleging that the Bidder or any of its subsidiaries is violating any applicable Environmental Law in any material respects. The representations and warranties made by the Bidder in this Clause 11.2(x), together with the representations and warranties set forth in Clause 11.2(f) (Governmental Authorisation) are the sole and exclusive representations and warranties made regarding environmental, health or safety matters, Environmental Laws, Environmental Permits or Hazardous Materials;

(y)
Insurance: the Bidder has delivered or made available to the Company an accurate and complete copy of all material insurance policies relating to the business, assets and operations of the Bidder and its subsidiaries. The Bidder maintains insurance coverage in such amounts and covering such risks as are in accordance in all material respects with normal industry practice for companies of similar size and stage of development. To the Bidder’s Knowledge, all material insurance policies are in full force and effect, no written notice of cancellation or material modification has been received (other than a notice in connection with ordinary renewals), and there is no existing material default or event which, with the giving of notice or lapse of time or both, would constitute a material default, by any insured thereunder. As of the date of this Agreement, there is no material claim pending under any of the Bidder’s insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies;

(z)
Finders’ Fees: except as disclosed in Schedule 3, there is no investment banker, broker, finder or other similar intermediary that has been retained by or is authorised to act on behalf of the Bidder or the Bidder Group who might be entitled to any fee or commission from the Bidder or any subsidiary of the Bidder in connection with the Acquisition; and

(aa)	Employees and Benefit Plans:

(i)
the Bidder has prior to the date of this Agreement made available to the Company a true and complete copy of (a) each material Benefit Plan and its funding agreement, if applicable, (including, in each case, all amendments thereto) or, if not reduced to writing, a summary of all material terms thereof, (b) for each Benefit Plan that is intended to be qualified under Section 401(a) of the Code or registered under the Income Tax Act (Canada), a copy of the most recent determination or opinion letter from the U.S. Internal Revenue Service, or a copy of the most recent confirmation of registration from the Canada Revenue Agency and (c) all material correspondence with any Governmental Authority within the past three (3) years;

(ii)
each Benefit Plan has at all times been operated, funded and administered in material compliance with its terms and applicable Law and, as applicable, has been registered under the Income Tax Act (Canada) since its inception;

(iii)	the Benefit Plans do not include any defined benefit pension schemes or a pension plan that contains a “defined benefit provision” as defined in s. 147.1

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of the Income Tax Act (Canada) and the Bidder does not have any liability for such schemes nor for Benefit Plans that contain such a defined benefit provision;

(iv)
none of the Bidder, any of its subsidiaries nor any employer, trade or business that could at any time be treated as a “single employer” with the Bidder or any of its subsidiaries under Section 414 of the Code or Section 4001(b)(1) of ERISA has ever sponsored, maintained, contributed to or been required to contribute to, or has any Liability in respect of, (i) a plan that is or was subject to Title IV of ERISA, (ii) a plan that is or was subject to the minimum funding rules of Section 302 of ERISA or Section 412 of the Code, or (iii) any defined benefit pension plan or any pension plan that contains a “defined benefit provision” as defined in section 147.1 of the Income Tax Act (Canada);

(v)	except as required under applicable Law, no Benefit Plan provides health or welfare benefits following retirement;

(vi)
except as provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or in conjunction with any other event) could (i) result in any payment or benefit to any current or former employee, director or individual independent contractor of the Bidder or any of its subsidiaries, (ii) directly or indirectly cause or result in the acceleration or increase of any obligation or benefits under any Benefit Plan, including accelerated vesting or payment of any compensation or benefits under, or the required funding of, any Benefit Plan, (iii) limit or restrict the ability of the Bidder or its subsidiaries, as applicable, to modify, amend or terminate any Benefit Plan, or (iv) require any current or former employee or independent contractor of the Bidder to be notified of or consent to the transactions;

(vii)
no current or former employee, director or independent contractor of the Bidder or any of its subsidiaries has received or could receive any payments or benefits under any Benefit Plan that have resulted or could result, individually or in combination with any other payments or benefits, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code;

(viii)
no current or former employee, director or independent contractor of the Bidder or any of its subsidiaries is entitled to a gross-up, reimbursement or other payment in respect of any Taxes under Section 4999 of the Code (or any corresponding provisions of state, local or non-U.S. tax Law) or otherwise in respect of any payments or benefits that may be paid in connection with or following the consummation of the transactions contemplated by this Agreement;

(ix)
none of the Bidder or any of its subsidiaries is a party to or bound by a collective bargaining agreement or other agreement with any labour organisation and neither the Bidder nor any of its subsidiaries recognises a labour union or organisation in relation to its employees;

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(x)
there is no labour strike, dispute, slowdown, stoppage, picketing, lockout or other similar labour activity pending or threatened in writing against or affecting the Bidder or any its subsidiaries, nor has there been any such action or event during the three years prior to the date of this Agreement;

(xi)	the Bidder and each of its subsidiaries are, and for the past three (3) years have been, in compliance in all material respects with respect to all Laws relating to labour and employment;

(xii)
there is no action or proceeding pending or, to the Bidder’s Knowledge, threatened with respect to or involving any Benefit Plans, employees (in their capacities as such) or employment-related matters. To the Bidder’s Knowledge, in the last five (5) years, no allegations or sexual harassment or misconduct have been made to the Bidder or any of its subsidiaries involving any of their respective current or former employees, directors or individual independent contractors;

(xiii)
except to the extent that the provision of such information is restricted under applicable Privacy Laws, the Bidder has prior to the date of this Agreement made available to the Company correct and complete information as to the name, current job title, base salary and target annual bonus for all current employees of the Bidder and its subsidiaries; and

(xiv)	no employee with a title of “vice president” or above is employed under a non-immigrant work visa or other work authorization that is limited in duration;

(bb)
Privacy and Data Security: The Bidder has materially complied with all applicable Privacy Laws relating to Processing of Personal Information (including the Personal Information of employees, clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists). The Bidder has materially complied with each of its Privacy Policies. No claims have been asserted or, to the Knowledge of the Bidder, threatened against the Bidder by any Person or Governmental Authority alleging a material violation of any such Privacy Laws. To the Knowledge of the Bidder, no material Security Breach of Personal Information Processed by the Bidder has occurred;

(cc)
No Other Representations or Warranties: except in the case of fraud, the Bidder acknowledges and agrees that: (a) the only representations, warranties, covenants and agreements made by the Company or any of its Affiliates or Representatives or any other person are the representations, warranties, covenants and agreements made in this Agreement; and (b) neither the Company nor any other person has made any representation or warranty, whether express or implied, as to the accuracy or completeness of any information regarding the Company furnished or made available to the Bidder and its Representatives except as expressly set forth in the Transaction Documents.

11.3	Each of the representations and warranties in this Clause 11 shall be construed as separate and shall not be limited or restricted by the terms of any other such representation or warranty.

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12.	Termination

12.1	This Agreement may be terminated as follows:

(a)	upon agreement in writing between the Bidder and the Company at any time prior to the Effective Date;

(b)	subject to Clause 13, by the Company, by written notice to the Bidder that the Acquisition Proposal constitutes a Superior Proposal, in accordance with Clause 9.4(b)(ii);

(c)
by the Company, by written notice to the Bidder if the New Bidder Shares to be issued by the Bidder to the Company Shareholders pursuant to Clause 2.1 are not issued free of any restrictive legends or are not freely tradeable upon issuance in the United States without restriction, including as to volume and manner of sale (other than with respect to New Bidder Shares issued to a person who is an affiliate (as defined in Rule 405 under the Securities Act) of the Company or the Bidder prior to the Effective Date or will be an affiliate of the Bidder after the Effective Date in respect of their affiliate status);

(d)	by either the Bidder or the Company, by written notice to the other, if:

(i)
the Circular is not distributed to the Company Shareholders in accordance with Clause 5.1 (provided that the right to terminate this Agreement pursuant to this Clause 12.1(d)(i) shall not be available to a party whose breach of any provision of this Agreement shall have been the primary cause of such failure to distribute the Circular in accordance therewith);

(ii)
an injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Acquisition and such injunction shall have become final and non-appealable (provided that the right to terminate this Agreement pursuant to this Clause 12.1(d)(ii) shall not be available to a party whose breach of any provision of this Agreement shall have been the primary cause of such injunction);

(iii)
any Condition for the benefit of the terminating party which has not been waived (or is incapable of waiver) is (or has become) incapable of satisfaction by the Long Stop Date (provided that the right to terminate this Agreement pursuant to this Clause 12.1(d)(iii) shall not be available to a party whose breach of any provision of this Agreement shall have been the primary cause of such Condition not being waived or satisfied); or

(iv)
the Announcement is not released by 12:00 p.m. London time on the next Business Day immediately following execution of this Agreement or such later time or date as the Bidder and the Company may agree in writing.

(e)	subject to Clause 13, by the Bidder, by written notice to the Company, if:

(i)	the Company Board notifies the Bidder or publicly states that it no longer recommends (or intends to recommend) that the Company Shareholders vote in favour of the Acquisition;

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(ii)	an intentional or material breach of Clause 9.3 occurs that results in an Acquisition Proposal;

(iii)	following the Court Meeting or the General Meeting the Company Board notifies the Bidder in writing or publicly states that the Company will not seek the sanctioning of the Scheme by the Court;

(iv)
(a) the Company Board effects a Company Adverse Change Recommendation, (b) the Company Board shall have failed to include the Company Board Recommendation in the Circular when mailed, or (c) the Company Board shall have failed to reaffirm the Company Board Recommendation within 10 days after the Bidder so requests in writing or, if earlier, three days prior to the General Meeting (it being understood the Company will have no obligation to make such reaffirmation on more than three occasions);

(v)
the Company breaches any of its representations and warranties set out in Clause 11.1 where such breach of representation and warranty would result in a failure of the condition set out in E(i) of the Announcement or fails to perform any covenant or obligation in this Agreement on the part of the Company if such failure would reasonably be expected to prevent the Company from consummating the transactions contemplated by this Agreement and cannot be cured by the Company by the Long Stop Date, or if capable of being cured in such time period, shall not have been cured within 30 days of the date the Bidder gives the Company written notice of such breach or failure to perform; provided, however, that the Bidder shall not have the right to terminate this Agreement pursuant to this Clause 12.1(e)(v) if the Bidder is then in material breach of any representation, warranty, covenant or obligation hereunder, each of (i) to (vi) being a “Relevant Withdrawal Event”; provided that for the purposes of this Clause 12.1(e), the following shall not of itself constitute a Relevant Withdrawal Event: (a) any of the Company Director(s) not joining (or not continuing to participate) in any recommendation or intended recommendation in relation to a Matching Acquisition Proposal so long as such recommendation or intended recommendation in relation to such Matching Acquisition Proposal is concurrently maintained and reconfirmed by at least a majority of the entire the Company Board; and (b) any holding statement(s) issued by the Company Board to the Company Shareholders following a change of circumstances so long as any such holding statement contains an express statement that such recommendation is not withdrawn and does not contain a statement that the Company Board intends to withdraw such recommendation;

(f)
by the Company, by written notice to the Bidder, if the Bidder breaches any of its representations and warranties set out in Clause 11.2 where such breach of representation and warranty would result in a failure of the condition set out in E(ii) of the Announcement or fails to perform any covenant or obligation in this Agreement on the part of the Bidder if such failure would reasonably be expected to prevent the Bidder from consummating the transactions contemplated by this Agreement and such breach

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or failure cannot be cured by the Bidder by the Long Stop Date, or if capable of being cured in such time period, shall not have been cured within 30 days of the date the Bidder gives the Company written notice of such breach or failure to perform; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Clause 12.1(f) if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder;

(g)
by either the Bidder or the Company, by written notice to the other, if the Effective Date has not occurred by the Long Stop Date, provided that, notwithstanding any other provision of this Agreement, the right to terminate this Agreement pursuant to this Clause 12.1(g) shall not be available to any party whose material breach of this Agreement has caused the failure of the Effective Date to have occurred by the Long Stop Date;

(h)
by either the Bidder or the Company, by written notice to the other, if the Bidder is required to obtain shareholder approval pursuant to Clause 10.11 and such shareholder approval has not been obtained by the Long Stop Date (as extended pursuant to such clause); or

(i)	by either the Bidder or the Company, by written notice to the other, if SVB consent to the Scheme is not received pursuant to Clause 10.12.

12.2
Subject to the provisions of this Agreement which are expressly provided to survive termination in Clause 12.3, and without prejudice to any liability of any party in respect of any antecedent breach hereof or to any accrued rights of any party hereto, if this Agreement is terminated pursuant to this Clause 12, this Agreement shall terminate and there shall be no other liability between the Company, on the one hand, or the Bidder, on the other hand.

12.3
The Confidentiality Agreement and Clauses 1, 12, 13, 14.1, 15, 16, 17, 18, 19, 20 and 21 shall survive termination of this Agreement and the termination of this Agreement and no party shall have any liability other than for fraud or wilful and material breach of this Agreement prior to termination.

12.4
No party shall have any right to terminate this Agreement, whether under this Agreement or otherwise, except as expressly set out in Clause 12.1 (and if, by operation of law, any party has such a right, it undertakes not to exercise such right).

13.	Compensatory Payment

13.1
In the event that this Agreement is terminated by the Company pursuant to Clause 12.1(b) or by the Bidder pursuant to Clause 12.1(d)(iii) (but only where the Condition that has not been satisfied is that set out in condition A.(i)(A) or A.(ii)(A) of the Announcement) or Clause 12.1(e)(v), then the Company will pay to the Bidder, an amount equal to USD 200,000 within two (2) Business Days of such termination.

13.2
In the event that this Agreement is terminated by the Company pursuant to Clause 12.1(f), or by the Bidder or the Company pursuant to Clause 12.1(h) or 12.1(i) then the Bidder will pay to the Company, an amount equal to USD 200,000 within two (2) Business Days of such termination.

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13.3	The parties acknowledge and agree that:

(a)
the primary purpose of this Agreement is to effect the Acquisition of the Company by the Bidder and as a result, each party has a legitimate business interest completing the Scheme in order to effect the Acquisition;

(b)
if the Scheme is not sanctioned and made effective at the Effective Date, each party will have incurred significant cost in respect of the Acquisition and will suffer loss in an amount that is not possible to be ascertained at the date of this Agreement; and

(c)
after due and careful consideration, including consultation with their respective Advisers, the parties agree that each Compensatory Payment is a genuine estimate of the overall loss that the relevant party would incur in such circumstances, is necessary to protect that party’s legitimate business interest as described in Clause 13.3(a) and is proportionate to the loss likely to be suffered or incurred by that party in the event that the parties do not complete the Scheme and each party agrees that it will not contend that such amount constitutes a penalty.

13.4
All sums payable under this Clause 13 shall be paid in the form of an electronic funds transfer for same day value to such bank as may be notified to the party to receive payment to the other party and shall be paid in full free from any deduction or withholding whatsoever and without regard to any Lien, right of set-off, counter-claim or otherwise.

13.5
The parties acknowledge and agree that in no event shall a party be required to pay a Compensatory Payment on more than one occasion to the other party, whether or not the Compensatory Payment may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

14.	Fees, Costs, Payments and Transfer Taxes

14.1
Without prejudice to its other rights pursuant to this Agreement (or in relation to a breach by any party of the terms of this Agreement), each party shall pay its own costs and expenses in relation to the negotiation, preparation, execution and carrying into effect of this Agreement and any other agreement incidental to the implementation of the Acquisition or referred to in this Agreement.

14.2
Notwithstanding any other provision of this Agreement, all Tax Returns with respect to any excise, sales, use, transfer (including real property transfer), stamp duty, documentary, filing, recordation and other similar taxes arising directly or indirectly from the entry into this Agreement or the Acquisition (“Transfer Taxes”) shall be timely filed by the party responsible for such filing under applicable Law (provided that the parties hereto shall cooperate in the preparation and filing of any Tax Returns with respect to the Transfer Taxes, including by promptly supplying any information in their possession that is reasonably necessary for the preparation and timely filing of such Tax Returns or the payment of any amounts pursuant to this Clause 14.2). All Transfer Taxes (and all reasonable out-of-pocket costs for the preparation of such Tax Returns) shall be borne by the Bidder.

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14.3
The Bidder shall be entitled to deduct and withhold (or to direct the Company to deduct and withhold) from the Consideration otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under any applicable Laws related to Tax. To the extent that amounts are so deducted and withheld and timely remitted to the appropriate Tax Authority by the Bidder (or the Company), such amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which the Bidder (or the Company) made such deduction and withholding. Any amount so withheld will timely be remitted to the appropriate Governmental Authority.

15.	Remedies and Waivers

15.1
No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by law or under this Agreement shall affect that right, power or remedy or operate as a waiver of it.

15.2	No waiver of any right, power or remedy provided by law or under this Agreement shall have effect unless given by notice in writing and executed by or on behalf of each of the parties.

15.3
The single or partial exercise of any right, power or remedy provided by law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

15.4	The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

15.5
Without prejudice to any other rights and remedies which a party may have, each party (each being, as applicable, for the purposes of this Clause 15 the “undertaking party”) acknowledges and agrees that the other party would be materially harmed by a breach of any of the provisions of this Agreement and that damages alone would not be an adequate remedy for any such breach. Accordingly, the undertaking party acknowledges that the other party shall be entitled to seek the remedies of injunction, specific performance and other equitable relief (and the undertaking party agrees that it shall not contest the appropriateness or availability thereof), for any threatened or actual breach of any provision of this Agreement and no proof of special damages shall be necessary for the enforcement by a party of its rights under this Agreement.

15.6
This Agreement may be executed in any number of counterparts, and by or on behalf of the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

16.	Invalidity

16.1
If any provision of this Agreement is held to be illegal, void, invalid or unenforceable under the laws of any jurisdiction, the legality, validity and enforceability of the remainder of this Agreement in that jurisdiction shall not be affected, and the legality, validity and enforceability of the whole of this Agreement in any other jurisdiction shall not be affected.

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16.2
If this Agreement would require a party to do or omit to do anything that would be contrary to the Act or applicable Law, then the parties shall endeavour to comply with this Agreement in a manner that is not contrary to the Act or applicable Law as the case may be, but if that is impossible then the relevant provision of this Agreement shall, to that extent, be of no force or effect.

17.	Notices

17.1
Notices under this Agreement shall be given in writing by personal delivery, international courier, facsimile or email transmission (with a copy despatched by personal delivery or international courier) and shall be effective when received. Notices shall be given as follows:

(a)	if to the Company:

For the attention of:	Marella Thorell
Address:	c/o CMS Cameron McKenna, Cannon Place, 78 Cannon Street, London EC4N 6AF with a copy to:
Realm Therapeutics, Inc., 67 Great Valley Parkway, Malvern, PA 19355,
Email:
Copied to (but shall not constitute notice to the Company):	Cooley (UK) LLP
Attention: Ed Lukins
Address:	69 Old Broad Street, London EX2M 1QS
Facsimile:
Email:
Cooley LLP
Attention: Josh Kaufman
Address:	55 Hudson Yards, New York, NY 10001-2157
Facsimile:
Email:

(b)	if to the Bidder:

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For the attention of:	David Parkinson
Address:
Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L3
with a copy to:
Essa Pharma Inc., 999 West Broadway, Suite 720, Vancouver, British Columbia, Canada V52 1K5

Facsimile:
Email:
Copied to (but shall not constitute notice to the Bidder):
Eversheds Sutherland (International) LLP
Attention: Caroline Clapham
Address:	1 Wood Street, London EC2V 7WS
Facsimile:
Email:
Skadden, Arps, Slate, Meagher & Flom LLP
Attention: Riccardo Leofanti
Address:	Suite 1750, 222 Bay Street, Toronto, Ontario M5K 1J5 Canada
Facsimile:
Email:
Blake, Cassels & Graydon LLP
Attention: Joseph Garcia
Address:	595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, British Columbia V7X 1L3 Canada
Facsimile:
Email:
or to such other address, facsimile number or email (as applicable) as may from time to time be notified in writing by the recipient to each other party as being the recipient’s address, facsimile number or email (as applicable) for notice.

17.2	Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given:

(a)	if personally delivered, at the time of delivery;

(b)	if sent by international courier, at the time that delivery at the address referred to in Clause 17.1 is acknowledged to the relevant international courier; or

(c)
if sent by facsimile or email transmission, upon receipt by the sender of a transmission report or confirmation (or other appropriate evidence) that the facsimile or email has been transmitted to and received in full by the addressee, provided that where delivery or transmission occurs after 5:00 p.m. on a Business Day or on a day which is not a Business Day, receipt shall be deemed to occur at 9:00 a.m. on the next following Business Day.

18.	Entire Agreement; Severance

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18.1
The Transaction Documents constitute the whole and only agreement among the parties relating to the subject matter hereof and thereof and supersede any previous agreement whether written or oral among the parties in relation to the subject matter hereof and thereof.

18.2	Each party acknowledges that in entering into this Agreement it is not relying upon any pre-contractual statement that is not set out in this Agreement.

18.3
No party shall have any right of action against any other party to this Agreement arising out of or in connection with any pre-contractual statement except to the extent that it is repeated in this Agreement. Nothing in this Clause 18.3 shall limit the liability of any party in respect of any fraud, fraudulent misrepresentation or misstatement. For the purposes of this Clause 18.3, pre-contractual statement means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement made or given by any person at any time prior to the date of this Agreement.

18.4
If any provision of this Agreement is declared by any legal or other competent authority to be void or otherwise unenforceable, that provision shall be severed from the Agreement and the remaining provisions of this Agreement shall remain in full force and effect.

19.	General; Third Party Rights

19.1	Nothing in this Agreement and no action taken by the parties under this Agreement shall constitute a partnership, association, joint venture or other co-operative entity among any of the parties.

19.2
No amendment, variation, change or addition to this Agreement shall be effective or binding on any party unless made in writing and executed by or on behalf of each of the parties. No waiver of any provision of this Agreement shall be effective unless such waiver is in writing and executed by or on behalf of the party waiving such provision.

19.3
This Agreement is personal to the parties and no party shall assign, transfer or create a trust over all or any part of the benefit of, or its rights or benefits under, this Agreement without the prior written consent of the other parties. Notwithstanding the foregoing, the Bidder may, upon written notice to the Company, assign to an Affiliate controlled by the Bidder its rights, interests and obligations under this Agreement of such party, provided that no such assignment shall (i) relieve the Bidder of its respective obligations hereunder or (ii) adversely impact in any respect the Company or its rights hereunder or materially impede or delay in any way the Acquisition.

19.4
Each Company Shareholder may enforce the terms of Clauses 10.6 and 10.8 and each Realm Principal Shareholder may enforce the terms of Clause 10.7, in each case, subject to and in accordance with the terms of the Contracts (Rights of Third Parties) Act 1999. Other than as expressly set out in this Clause 19.4, the parties do not intend that any term of this Agreement should be enforceable by any person who is not a party to this Agreement by virtue of the Contracts (Rights of Third Parties) Act 1999 or otherwise.

20.	Governing Law

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20.1
This Agreement (together with all documents to be entered into pursuant to it which are not expressed to be governed by another law) and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.

20.2
Each of the parties agrees that the courts of England and Wales shall have exclusive jurisdiction to settle any claim, legal action, proceedings, dispute or matter of difference which may arise out of or in connection with this Agreement (including claims for set-off or counterclaim) or the legal relationships established by this Agreement, whether contractual or non-contractual (“Proceedings”).

20.3
Each of the parties irrevocably submits to the exclusive jurisdiction of the courts of England and Wales and waives any objection to any Proceedings in such courts or on the grounds of venue or on the grounds that such Proceedings have been brought in an inappropriate forum.

20.4	Each of the parties agrees that a judgment against it in the courts of England and Wales may be enforced against it in any other jurisdiction in accordance with the laws of that jurisdiction.

21.	Agents for Service of Process

21.1
The Bidder shall at all times maintain an agent for service of process in England. The Bidder irrevocably appoints Blake, Cassels & Graydon LLP, 23 College Hill, 5th Floor, London EC4R 2RP United Kingdom (such entity, or any replacement agent, appointed pursuant to Clause 21.3, “Agent”) as its agent for such purpose.

21.2
Without prejudice to any other permitted mode of service, each party agrees that service of any claim form, notice or other document for the purpose of any Proceedings begun in England shall be duly served upon it if served on the Agent in any manner permitted by the UK Civil Procedure Rules, whether or not it is forwarded to the party.

21.3
If for any reason the Agent appointed by any party at any time ceases to act as such, the party shall promptly appoint another such agent and promptly notify the other parties of the appointment and the new agent’s name and address in accordance with Clause 17. If the party concerned does not make such an appointment within seven (7) Business Days of such cessation, then any other party may make such appointment on behalf of, and at the expense of, such defaulting party and if it does so shall promptly notify the other parties of the new agent’s name and address in accordance with Clause 17.

22.	No Survival of Representations and Warranties
None of the representations and warranties contained in this Agreement, the Disclosure Schedules or in any certificate or schedule or other document delivered by any person pursuant to this Agreement shall survive the Acquisition.
AS WITNESS WHEREOF this Agreement has been executed and delivered as a deed on the date which first appears above.

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EXECUTED and DELIVERED as a DEED for and on behalf of ESSA PHARMA INC. by /s/ David R. Parkinson David R. Parkinson, Chief Executive Officer in the presence of:	) )
Witness Signature:		/s/ Susan Parkinson...................................
Name of Witness:		Susan Parkinson........................................
Address of Witness:		...................................................................
Occupation:		Artist...........................................................

EXECUTED and DELIVERED as a DEED for and on behalf of REALM THERAPEUTICS PLC by /s/ Alex Martin Chief Executive Officer in the presence of:	) )
Witness Signature:		/s/ Marella Thorell......................................
Name of Witness:		Marella Thorell..........................................
Address of Witness:		...................................................................
Occupation:		Chief Financial Officer and Chief Operating Officer

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